Exhibit 99.9

CURALEAF HOLDINGS, INC.

Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements

As of and for the Three and Nine Months Ended

September 30, 2022 and 2021

(Expressed in Thousands United States Dollars Unless Otherwise Stated)

Notice to Reader

Curaleaf Holdings, Inc. (the “Company”, “Curaleaf” or the “Group”) now prepares its financial statements filed with the Canadian Securities Administrators and with the Securities and Exchange Commission in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). As required pursuant to section 4.3(4) of National Instrument 51-102 - Continuous Disclosure Obligations, the Company must restate its amended and restated condensed consolidated interim financial statements for the three and nine months ended September 30, 2022 and 2021 (the “Amended and Restated Interim Financial Statements”) in accordance with U.S. GAAP, such Amended and Restated Interim Financial Statements having previously been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board. The Amended and Restated Interim Financial Statements are current as of September 30, 2022 and provide financial information for the three and nine months ended September 30, 2022, as amended and restated on May 1, 2023, solely to reflect the fact that the Amended and Restated Interim Financial Statements are now prepared in accordance with U.S. GAAP. Other than as expressly set forth above, the Amended and Restated Interim Financial Statements do not, and do not purport to, update or restate the information in the original unaudited condensed consolidated financial statements or reflect any events that occurred after the date of the filing of the original unaudited condensed consolidated financial statements.

Page(s)
Amended and Restated Condensed Interim Consolidated Financial Statements

Amended and Restated Condensed Interim Consolidated Balance Sheets	1

Amended and Restated Condensed Interim Consolidated Statements of Operations (Unaudited)	2

Amended and Restated Condensed Interim Consolidated Statements of Comprehensive Income (Unaudited)	3

Amended and Restated Condensed Interim Consolidated Statements of Shareholders’ Equity (Unaudited)	4

Amended and Restated Condensed Interim Consolidated Statements of Cash Flows (Unaudited)	5

Notes to Amended and Restated Condensed Interim Consolidated Financial Statements	7-44

Curaleaf Holdings, Inc.

Amended and Restated Condensed Interim Consolidated Balance Sheets

(in thousands)

		As of
	Note	September 30, 2022	December 31, 2021
		Unaudited	Audited
Assets
Current assets:
Cash and cash equivalents		$197,681	$299,329
Accounts receivable, net	3	61,313	60,425
Inventories, net	5	298,858	248,146
Assets held for sale	6	109,315	80,736
Prepaid expenses and other current assets		31,595	35,670
Current portion of notes receivable	7	—	2,315
Total current assets		698,762	726,621
Deferred tax asset		3,193	2,155
Notes receivable	7	—	842
Property, plant and equipment, net	8	581,694	525,825
Right-of-use assets, finance lease	9	115,560	103,035
Right-of-use assets, operating lease	9	89,836	76,048
Intangible assets, net	10	1,182,144	1,036,054
Goodwill	10	674,100	605,834
Investments		3,372	4,401
Other assets	4	54,374	24,256
Total assets		$3,403,035	$3,105,071

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	21	$78,739	$26,751
Accrued expenses		94,583	86,966
Income tax payable		165,664	139,172
Lease liability, finance lease	9	5,666	4,565
Lease liability, operating lease	9	15,183	12,745
Current portion of notes payable	11	1,940	1,966
Current contingent consideration liability	4, 21	23,482	9,155
Liabilities held for sale	6	16,009	18,581
Financial obligation	9	2,535	4,171
Other current liabilities		30,168	12,168
Total current liabilities		433,969	316,240
Deferred tax liability		296,541	257,784
Notes payable	11	618,583	457,917
Lease liability, finance lease	9	126,157	109,712
Lease liability, operating lease	9	78,244	65,498
Contingent consideration liability	4, 21	3,799	28,839
Financial obligation	9	204,262	153,559
Other long-term liability		95,548	50,429
Total liabilities		1,857,103	1,439,978

Temporary Equity:
Redeemable non-controlling interest contingency	13	117,371	118,972

Shareholders’ equity:
Additional paid-in capital		2,065,446	2,047,534
Treasury shares		(5,208)	(5,208)
Accumulated other comprehensive income		(32,535)	(6,744)
Accumulated deficit		(599,142)	(489,461)
Total shareholders’ equity		1,428,561	1,546,121
Total liabilities and shareholders’ equity		$3,403,035	$3,105,071

The accompanying notes are an integral part of these amended and restated unaudited condensed interim consolidated financial statements.

1

Curaleaf Holdings, Inc.

Amended and Restated Condensed Interim Consolidated Statements of Operations (Unaudited)

(in thousands, except for share and per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Note	2022	2021	2022	2021
Revenues:
Retail and wholesale revenues		$338,553	$315,158	$980,194	$885,623
Management fee income		1,173	541	3,656	1,689
Total revenues		339,726	315,699	983,850	887,312
Cost of goods sold		177,905	172,673	482,919	464,206
Gross profit		161,821	143,026	500,931	423,106
Operating expenses:
Selling, general and administrative	15	108,919	107,696	326,707	282,756
Share-based compensation	14	5,195	12,982	21,125	31,031
Depreciation and amortization	8, 9, 10	28,571	22,396	83,937	61,236
Total operating expenses		142,685	143,074	431,769	375,023
Income from operations		19,136	(48)	69,162	48,083
Other income (expense):
Interest income		32	129	101	495
Interest expense	11	(14,607)	(15,385)	(42,061)	(39,296)
Interest expense related to lease liabilities and financial obligations	9	(10,468)	(6,303)	(25,337)	(19,435)
Loss on impairment	10	—	(5,672)	—	(5,672)
Other income (expense), net	16	1,097	(8,469)	20,927	(6,000)
Total other expense, net		(23,946)	(35,700)	(46,370)	(69,908)
(Loss) income before provision for income taxes		(4,810)	(35,748)	22,792	(21,825)
Income tax expense		(49,346)	(50,790)	(136,974)	(117,317)
Net loss		(54,156)	(86,538)	(114,182)	(139,142)
Less: Net loss attributable to non-controlling interest		(2,767)	(3,220)	(4,415)	(6,161)
Net loss attributable to Curaleaf Holdings, Inc.		$(51,389)	$(83,318)	$(109,767)	$(132,981)

Loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	17	$(0.07)	$(0.12)	$(0.15)	$(0.19)
Weighted average common shares outstanding – basic and diluted	17	709,638,533	703,545,262	709,802,875	695,830,455

The accompanying notes are an integral part of these amended and restated unaudited condensed interim consolidated financial statements.

2

Curaleaf Holdings, Inc.

Amended and Restated Condensed Interim Consolidated Statements of Comprehensive Loss (Unaudited)

(in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Net loss	$(54,156)	$(86,538)	$(114,182)	$(139,142)
Foreign currency translation differences	(17,094)	(5,944)	(37,155)	(3,732)
Total comprehensive loss	(71,250)	(92,482)	(151,337)	(142,874)
Less: Comprehensive loss attributable to non-controlling interest	(8,151)	(5,085)	(16,157)	(7,323)
Comprehensive loss attributable to Curaleaf Holdings, Inc.	$(63,099)	$(87,397)	$(135,180)	$(135,551)

The accompanying notes are an integral part of these amended and restated unaudited consolidated financial statements

3

Curaleaf Holdings, Inc.

Amended and Restated Condensed Interim Consolidated Statements of Shareholders’ Equity (Unaudited)

(in thousands, except for share amounts)

						Accumulated		Total Curaleaf		Redeemable
	Redeemable	Common Shares		Additional		Other		Holdings Inc.		Non-Controlling	Total
	Noncontrolling	Number of Shares		Paid-in	Treasury	Comprehensive	Accumulated	Shareholders'	Non-Controlling	Interest	Shareholders'
	Interest	SVS	MVS	Capital	Shares	Income	Deficit	Equity	Interest	Contingency	Equity
Balances as of December 31, 2020	$—	569,831,140	93,970,705	$1,563,262	(5,208)	$—	$(280,691)	$1,277,363	$2,093	$(2,694)	$1,276,762
Issuance of shares in connection with public offering	—	18,975,000	—	239,310	—	—	—	239,310	—	—	239,310
Issuance of shares in connection with acquisitions	—	16,415,415	—	185,979	—	—	—	185,979	—	—	185,979
Acquisition escrow shares returned and retired	—	(689,563)	—	(4,687)	—	—	(3,043)	(7,730)	—	—	(7,730)
Initial NCI - Curaleaf International	130,798	—	—	—	—	—	—	—	—	—	—
Minority buyouts	—	722,577	—	(1,424)	—	—	407	(1,017)	(2,093)	2,694	(416)
Foreign currency exchange variance	(1,161)	—	—	—	—	(2,571)	—	(2,571)	—	—	(2,571)
Exercise and forfeiture of stock options	—	5,593,028	—	4,062	—	—	—	4,062	—	—	4,062
Share-based compensation	—	—	—	31,031	—	—	—	31,031	—	—	31,031
Net loss	(6,161)	—	—	—	—	—	(132,981)	(132,981)	—	—	(132,981)
Balances as of September 30, 2021	$123,476	610,847,597	93,970,705	$2,017,533	(5,208)	$(2,571)	$(416,308)	$1,593,446	$—	$—	$1,593,446

Balances as of December 31, 2021	$118,972	614,369,729	93,970,705	$2,047,534	(5,208)	$(6,744)	$(489,461)	$1,546,121	$—	$—	$1,546,121
Issuance of shares in connection with acquisitions	—	1,219,463	—	4,297	—	—	—	4,297	—	—	4,297
Initial NCI - Four20	14,556	—	—	—	—	—	—	—	—	—	—
Acquisition escrow shares returned and retired	—	(980,098)	—	(10,370)	—	—	—	(10,370)	—	—	(10,370)
Foreign currency exchange variance	(11,742)	—	—	—	—	(25,412)	—	(25,412)	—	—	(25,412)
Exercise and forfeiture of stock options	—	1,982,817	—	(875)	—	—	—	(875)	—	—	(875)
Reclassifications	—	—	—	3,735	—	(379)	86	3,442	—	—	3,442
Share-based compensation	—	152,508	—	21,125	—	—	—	21,125	—	—	21,125
Net loss	(4,415)	—	—	—	—	—	(109,767)	(109,767)	—	—	(109,767)
Balances as of September 30, 2022	$117,371	616,744,419	93,970,705	$2,065,446	(5,208)	$(32,535)	$(599,142)	$1,428,561	$—	$—	$1,428,561

The accompanying notes are an integral part of these amended and restated unaudited condensed consolidated financial statements.

4

Curaleaf Holdings, Inc.

Amended and Restated Condensed Interim Consolidated Statements of Cash Flows (Unaudited)

(in thousands)

	Nine months ended September 30,
	2022	2021
Cash flows from operating activities:
Net Loss	$(114,182)	$(139,142)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	117,713	86,172
Share-based compensation	21,125	31,031
Non-cash interest expense	6,263	4,642
Amortization of operating lease right-of-use assets	10,719	10,364
Loss on impairment	—	9,289
(Gain) loss on debt retirement	(1)	—
Loss on sale or retirement of asset	(1,164)	92
(Gain) loss on investment	(14,999)	—
Deferred taxes	(18,469)	(24,727)
Changes in assets and liabilities:
Receivables	(3,102)	(1,269)
Inventories	(44,198)	(87,838)
Prepaid expenses and other current assets	(5,105)	(15,022)
Other assets	(30,103)	10,983
Accounts payable	48,626	(1,895)
Income taxes payable	67,430	18,905
Operating lease liabilities	(10,387)	(9,079)
Accrued expenses	4,136	61,095
Net cash provided by (used in) operating activities	34,302	(46,399)

Cash flows from investing activities:
Purchase of property, plant and equipment, net	(99,195)	(117,361)
Proceeds from sale of entities	10,577	29,828
Proceeds from consolidation of acquisitions	26,635	12,879
Acquisition related cash payments	(112,368)	(7,800)
Payments received on notes receivable	2,315	—
Amounts advanced for notes receivable, net of payments received	—	1,587
Net cash used in investing activities	(172,036)	(80,867)

Cash flows from financing activities:
Proceeds from financing agreement	—	57,196
Minority interest investment in Curaleaf International	—	84,795
Debt issuance costs	—	(681)
Acquisition escrow shares returned and retired	—	(7,730)
Minority interest buyouts	—	(1,190)
Proceeds from financing transactions	51,730	23,153
Lease liability payments	(3,762)	(3,048)
Principal payments on notes payable and financing liabilities	(2,204)	(9,832)
Remittances of statutory withholdings on share-based payment awards	(4,459)	(14,447)
Exercise of stock options	(875)	4,061
Issuance of common shares, net of issuance costs	—	240,569
Net cash provided by financing activities	40,430	372,846

Net (decrease) increase in cash	(97,304)	245,580
Cash beginning balance	299,329	73,542
Effect of exchange rate on cash	(4,344)	(1,932)
Cash and cash equivalents	$197,681	$317,190

Non-cash investing & financing activities:
NCI equity buyout	$—	$3,579
Issuance of shares in connection with acquisitions	6,169	(185,979)
Issuance of notes in connection with acquisitions	145,433	—
Cash paid for EMMAC to former EMMAC owners by minority interest holder	—	126,844
Contingent consideration incurred in connection with acquisitions	3,941	35,858
Write off of prior debt deferred costs	—	—
Equity Issuance	—	(1,262)

Supplemental disclosure of cash flow information:
Cash paid for taxes	$120,741	$83,610
Cash paid for interest	22,909	33,439

The accompanying notes are an integral part of these amended and restated unaudited condensed interim consolidated financial statements.

5

Curaleaf Holdings, Inc.

Notes to Amended and Restated Condensed Interim Consolidated Financial Statements (Unaudited)

(in thousands, except for gram, share and per share amounts)

Note 1 — Operations of the company

Curaleaf Holdings, Inc. (the “Company”, “Curaleaf'' or the "Group"), was incorporated under the laws of British Columbia, Canada on November 13, 2014. Curaleaf operates as a life science company developing full scale cannabis operations, with core competencies in cultivation, manufacturing, dispensing, and cannabis research.

On October 25, 2018, the Company completed a reverse takeover transaction, and completed a related private placement which closed one day prior on October 24, 2018 (collectively, the “Business Combination”). Following the Business Combination, the Company’s subordinate voting shares (“SVS”) were listed on the Canadian Securities Exchange (“CSE”) under the symbol “CURA” and quoted on the OTCQX ® Best Market under the symbol “CURLF”. The head office of the Company is located at 420 Lexington Ave, New York, New York 10170. The Company’s registered and records office address is located at Suite 1700-666 Burrard Street, Vancouver, British Columbia, Canada.

For the purposes of these amended and restated unaudited condensed interim consolidated financial statements (the “Amended and Restated Interim Financial Statements”), the terms “Company” and “Curaleaf” mean Curaleaf Holdings, Inc. and, unless otherwise indicated, includes its subsidiaries. Any references to the cultivation, processing, manufacturing, extraction, retail operations, dispensing or distribution of cannabis, logistics, or similar terms specifically relate only to the Company’s licensed subsidiary entities. Operations of the licensed subsidiary entities are dependent on each entity’s license type, and the applicable local law and associated regulations.

Note 2 — Basis of presentation

The Amended and Restated Interim Financial Statements have been prepared in accordance with ASC 270 - Interim Reporting. The Company is reissuing Amended and Restated Interim Financial Statements previously prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) following the Company’s adoption of accounting principles generally accepted in the United States of America (“GAAP”) as issued by the Financial Accounting Standards Board (“FASB”) for the 2022 and comparative 2021 annual consolidated financial statements. The Company’s significant accounting policies and methods of application are described in Summary of Significant Accounting Policies in the annual audited consolidated financial statements of the Company as of and for the years ended December 31, 2022 and 2021. The Amended and Restated Interim Financial Statements have been prepared consistent with those accounting policies. All comparable periods contained herein, which were previously presented in IFRS, have been converted to GAAP.

GAAP differs in some respects from IFRS and thus may not be comparable to financial statements of Canadian companies that are prepared in accordance with IFRS. Due to differences in accounting treatments between IFRS and U.S. GAAP, amounts historically reported for the Company’s financial position, operating results, and cash flows under IFRS changed from those which are currently reported under U.S. GAAP in these Amended and Restated Interim Financial Statements. The Company has sought its accounting treatment and disclosures to align with those required under IFRS and GAAP so as to minimize the differences, these Amended and Restated Interim Financial Statements do not include any explanation of the principal differences or any reconciliation between IFRS and GAAP.

Functional and presentation currency

The Company’s and its United States (“U.S.”) subsidiaries’ functional currency, is the U.S. dollar (“USD”). These Amended and Restated Interim Financial Statements are presented in thousands USD unless otherwise stated. The Company’s international subsidiaries’ functional currencies, are the Sterling Pound, the Euro, and the Swiss Franc. The financial statements of the Company’s international subsidiaries are translated to USD using the period’s average rate for profit and loss amounts and the period end rate for balance sheet items. Gains and losses resulting from foreign currency translation adjustments are recognized within accumulated other comprehensive income, which is a component of equity. Transactional exchange gains and losses are included in Other income (expense), net.

6

Basis of consolidation

These Amended and Restated Interim Financial Statements include the financial information of the Company and its majority-owned or controlled subsidiaries. All intercompany balance and transactions are eliminated in consolidation. The Company consolidates legal entities in which it holds a controlling financial interest. The Company follows a two-tier consolidation assessment model, first focusing on a qualitative assessment of the Company’s ability to exercise power over significant activities and have exposure to potentially significant benefits or losses (the variable interest model), and second focusing on voting rights (the voting interest model). All entities are first evaluated to determine if they are variable interest entities (“VIEs”). If an entity is determined not to be a VIE, it is assessed on the basis of voting and other decision-making rights under the voting interest model. The Company has determined that they possess the power to direct activities of their consolidated VIEs through management service agreements (see Note 22 — Variable interest entities), or other similar arrangements.

The following are the accounts of the Company and its subsidiaries and other entities consolidated on a basis other than of ownership in these Amended and Restated Interim Financial Statements:

Business name	Operations Location	September 30, 2022 Ownership %	December 31, 2021 Ownership %
CLF AZ, Inc.	AZ	100%	100%
CLF NY, Inc.	NY	100%	100%
Curaleaf CA, Inc.	CA	100%	100%
Curaleaf KY, Inc.	KY	100%	100%
Curaleaf Massachusetts, Inc.	MA	100%	100%
Curaleaf MD, LLC	MD	100%	100%
Curaleaf OGT, Inc.	OH	100%	100%
Curaleaf PA, LLC	PA	100%	100%
Curaleaf, Inc.	MA	100%	100%
Focused Investment Partners, LLC	MA	100%	100%
CLF Maine, Inc.	ME	100%	100%
PalliaTech CT, Inc.	CT	100%	100%
CLF Oregon, LLC (formerly PalliaTech OR, LLC)	OR	100%	100%
PalliaTech Florida, Inc.	FL	100%	100%
PT Nevada, Inc.	NV	100%	100%
CLF Sapphire Holdings, Inc.	OR	100%	100%
Curaleaf NJ II, Inc.	NJ	100%	100%
Focused Employer, Inc.	MA	100%	100%
GR Companies, Inc.	IL	100%	100%
CLF MD Employer, LLC	MD	100%	100%
Curaleaf Columbia, LLC (formerly HMS Sales, LLC)	MD	100%	100%
MI Health, LLC	MD	100%	100%
Curaleaf Compassionate Care VA, LLC	VA	100%	100%
Curaleaf UT, LLC	UT	100%	100%
Curaleaf Processing, Inc	MA	100%	100%
Virginia's Kitchen, LLC	CO	100%	100%
Cura CO LLC	CO	100%	100%
Curaleaf Stamford, Inc.	CT	100.0%	100.0%
Curaleaf International Holdings Limited	Guernsey	68.5%	68.5%
CLF MD Processing, LLC	MD	—	—
Windy City Holding Company, LLC	IL	—	—
Grassroots OpCo AR, LLC	IL	—	—
Remedy Compassion Center, Inc	ME	—	—
Primary Organic Therapy, Inc (d/b/a Maine Organic Therapy)	ME	—	—
Broad Horizon Holdings, LLC	MA	—	—

7

All intercompany balances and transactions are eliminated on consolidation.

Non-controlling interests (“NCI”)

Non-controlling interests in consolidated subsidiaries represent the component of equity in consolidated subsidiaries held by third parties. Any change in ownership of a subsidiary while the controlling financial interest is retained is accounted for as an equity transaction between the controlling and non-controlling interests. In addition, when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary will be initially measured at fair value and the difference between the carrying value and fair value of the retained interest will be recorded as a gain or loss.

Non-controlling interests with redemption features, such as put options, that are not solely within the Company’s control are considered redeemable non-controlling interests. Redeemable non-controlling interests are considered to be temporary equity and are reported in the mezzanine section between total liabilities and shareholders’ equity in the Amended and Restated Condensed Interim Consolidated Balance Sheets. Redeemable non-controlling interests are recorded at the greater of carrying value, which is adjusted for the non-controlling interests’ share of net income or loss, or estimated redemption value at each reporting period. If the carrying value, after the income or loss attribution, is below the estimated redemption value at each reporting period, the Company remeasures the redeemable non-controlling interests to its redemption value.

Summary of significant accounting policies

The preparation of financial statements in accordance with U.S. GAAP requires the use of estimates and assumptions that affect the reported amounts of revenue, expenses, assets, liabilities and contingencies. Although actual results in subsequent periods may differ from these estimates, such estimates are developed based on the best information available to management and based on management’s best judgments at the time. The Company bases its estimates on historical experience, observable trends, and various other assumptions that the Company believes are reasonable under the circumstances. All significant assumptions and estimates underlying the amounts reported in these Amended and Restated Interim Financial Statements and accompanying notes are regularly reviewed and updated when necessary. Changes in estimates are reflected prospectively in the financial statements based upon on-going trends, or subsequent settlements, and realization depending on the nature and predictability of the estimates and contingencies. Although management believes that all estimates are reasonable, actual results could differ from these estimates.

The most significant assumptions and estimates underlying these Amended and Restated Interim Financial Statements are described below.

Consolidation

The Amended and Restated Interim Financial Statements include the financial position and results of the Company, its wholly-owned subsidiaries, its partially-owned subsidiaries, and those controlled by the Company by virtue of agreements, on a consolidated basis after elimination of intercompany transactions and balances.

The Company consolidates legal entities in which it holds a controlling financial interest. The Company follows a two-tier consolidation assessment model, first focusing on a qualitative assessment of the Company’s ability to exercise power over significant activities and have exposure to potentially significant benefits or losses (the variable interest model), and second focusing on voting rights (the voting interest model). All entities are first evaluated to determine if they are VIEs. If an entity is determined not to be a VIE, it is assessed on the basis of voting and other decision-making rights under the voting interest model. The Company has determined that they possess the power to direct activities of their consolidated VIEs through management service agreements (see Note 22 — Variable interest entities), or other similar arrangements.

The financial statements of entities in which the Company holds a controlling financial interest are fully consolidated from the date that control commences and deconsolidated from the date control ceases.

When determining the appropriate basis of accounting for the Company’s interests in affiliates, the Company makes judgements about the degree of influence that it exerts directly or indirectly through an arrangement over the investees’ relevant activities.

8

Accounts receivable

Accounts receivable, net are stated at their net realizable value (“NRV”), which is management’s best estimate of the cash that will ultimately be received from customers. The Company maintains an allowance for expected credit losses to reflect the expected uncollectability of accounts receivable and notes receivable based on historical collection data and specific risks identified among un-collected accounts, as well as management’s expectation of future economic conditions. The Company also considers relevant qualitative and quantitative factors to assess whether historical loss experience should be adjusted to better reflect the risk characteristics of the Company’s receivables and the expected future losses. If current or expected future economic trends, events, or changes in circumstances indicate that specific receivable balances may be impaired, further consideration is given to the collectability of those balances and the allowance is adjusted accordingly. Trade accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible.

Revenue recognition

Revenue is recognized by the Company in accordance with ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”). Through application of the standard, the Company recognizes revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

In order to recognize revenue under ASC 606, the Company applies the following five (5) steps:

i.	Identify a customer along with a corresponding contract;

ii.	Identify the performance obligation(s) in the contract to transfer goods or provide distinct services to a customer;

iii.	Determine the transaction price the Company expects to be entitled to in exchange for transferring promised goods or services to a customer;

iv.	Allocate the transaction price to the performance obligation(s) in the contract; and

v.	Recognize revenue when or as the Company satisfies the performance obligation(s).

Revenue is recognized upon the satisfaction of the performance obligation. The Company generally satisfies its performance obligation and transfers control upon delivery and acceptance of the product or service by the customer for wholesale transactions and immediately upon the sale for retail transactions. Revenue from the sales of cannabis is recorded net of sales discounts at the time of delivery to the customer. Payment is typically due upon transferring the goods to the customer or within a specified time period permitted under the Company’s credit policy.

For some of its locations, the Company offers a loyalty reward program to its dispensary customers. A portion of the revenue generated in a sale must be allocated to the loyalty points earned. The amount allocated to the points earned is deferred until the loyalty points are redeemed or expire. As of September 30, 2022 and December 31, 2021, the loyalty liability totaled $9.1 million and $8.7 million, respectively, and is included in the accrued liabilities on the Amended and Restated Condensed Interim Consolidated Balance Sheets.

9

Accounting for acquisitions and business combinations

Classification of an acquisition as a business combination or asset acquisition can depend on whether the asset acquired constitutes a business, which can be a complex judgment.

In determining the fair value of all identifiable assets, liabilities and contingent liabilities acquired, the most significant estimates relate to valuation of contingent consideration and intangible assets. Management exercises judgement in estimating the probability and timing of when earn-outs are expected to be achieved, which is used as the basis for estimating fair value. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows.

Cannabis licenses are typically the primary intangible asset acquired in business combinations as they provide the ability to operate in each market. The key assumptions used in cash flow projections utilized to value licenses include discount rates and terminal growth rates. Of the key assumptions used, the impact of the estimated fair value of the intangible assets have the greatest sensitivity to the estimated discount rate used in the valuation. The terminal growth rate represents the rate at which these businesses will continue to grow into perpetuity. Other significant assumptions include revenue, gross profit, operating expenses and anticipated capital expenditures which are based on the historical operations of the acquiree along with management’s projections. These valuations are closely linked to the assumptions made by management regarding future performance of the assets concerned and any changes in the discount rate applied.

Contingent consideration payable as a result of a business combination is recorded at fair value at the date of acquisition. The fair value of contingent consideration is subject to significant judgments and estimates, such as projected future revenue. Subsequent changes to the fair value of contingent consideration classified as a liability are measured at each reporting date, with changes recognized through profit or loss.

Share-based payment arrangements

The Company uses the Black-Scholes valuation model to determine the fair value of options granted to employees and directors under share-based payment arrangements, where appropriate. In instances where stock options have performance or market conditions, the Company utilizes the Monte Carlo valuation model to simulate the various outcomes that affect the value of the option. In estimating fair value, management is required to make certain assumptions and estimates such as the expected life of units, volatility of the Company’s future share price, risk free rates, and future dividend yields. Changes in assumptions used to estimate fair value could result in materially different results.

Goodwill impairment

Goodwill is not subject to amortization and is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired in accordance with ASC 350 Intangibles – Goodwill and other (“ASC 350”). In order to determine the amount, if any, the carrying value might be impaired, the Company performs the analysis on a reporting unit level using an income approach discounted cash flow method. Under the income approach, fair value is based on the present value of estimated cash flows. A number of factors, including historical results, business plans, forecasts, and market data are used to determine the fair value of the reporting unit. Changes in the conditions for these judgments and estimates can significantly affect the assessed value of goodwill.

Inventory

In calculating final inventory values, the Company compares the inventory cost to estimated net realizable value. The NRV of inventories represents the estimated selling price for inventories in the ordinary course of business, less all estimated costs of completion and costs necessary to sell. The determination of NRV requires significant judgment, including consideration of factors such as shrinkage, the aging of and future demand for inventory, expected future selling price the Company expects to realize by selling the inventory, and contractual arrangements with customers. Reserves for excess and obsolete inventory are based upon quantities on hand, projected volumes from demand forecasts and net realizable value. The estimates are judgmental in nature and are made at a point in time, using available information, expected business plans, and expected market conditions. The future realization of these inventories may be affected by market-driven changes that may reduce future selling prices. As a result, the actual amount received from sale of inventories could differ from estimates. Periodic reviews are performed on the inventory balance. The impact of changes in inventory reserves is reflected in cost of goods sold.

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Income taxes

The Company records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. There is inherent uncertainty in quantifying income tax positions, especially considering the complex tax laws and regulations for federal, state, and foreign jurisdictions in which the Company operates. The Company has recorded tax benefits for those tax positions where it is more likely than not that a tax benefit will result upon ultimate settlement with a tax authority that has all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will result, no tax benefit has been recognized in the Amended and Restated Interim Financial Statements.

Assets held for sale

The Company classifies assets held for sale in accordance with ASC 205 – Presentation of Financial Statements (“ASC 205”). When the Company makes the decision to sell an asset or to stop some part of its business, the Company assesses if such assets should be classified as an asset held for sale. To classify as an asset held for sale, the asset or disposal group must meet all of the following conditions: i) the asset is available for immediate sale in its present condition, ii) management is committed to a plan to sell, iii) an active program to locate a buyer and complete the plan has been initiated, iv) the asset is being actively marketed for sale at a sales price that is reasonable in relation to its fair value, v) the sale is highly probable within one year from the date of classification, and vi) actions required to complete the plan indicate that it is unlikely that the plan will be significantly changed or withdrawn. An asset held for sale is measured at the lower of its carrying amount or fair value less cost to sell unless the asset held for sale meets the exceptions as denoted by ASC 205. Fair value is the amount obtainable from the sale of the asset in an arm’s length transaction, less the costs of disposal. Once classified as held for sale, any depreciation and amortization cease to be recorded (see Note 6 — Assets and liabilities held for sale).

COVID-19 estimation uncertainty

The Company is continuing to closely monitor the impact of the COVID-19 pandemic on all aspects of its business. With the increased use and efficacy of vaccines and booster shots, the pandemic’s impact has been diminishing in recent months. As a result, our retail stores have experienced higher foot traffic and our operations have returned to a more normal level. While the emergence of new COVID-19 variants remains a concern, we are closely monitoring the situation and will take necessary steps to ensure the safety of our employees and customers. Future potential developments relating to COVID-19, including the emergence of new variants and/or declines in vaccine efficacy, may negatively impact our operations and result in temporary closures of our retail stores, lower retail store traffic, and staff shortages.

New, amended and future GAAP pronouncements

The Company has implemented all applicable GAAP standards recently issued by the FASB. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.

New Accounting Guidance - Recently Adopted

In November 2019, the FASB issued ASU 2019-10, Financial Instruments – Credit Losses (ASU 2016-13- Topic 326), Derivatives and Hedging (ASU 2017-12- Topic 815), and Leases (ASU 2016-02- Topic 842): Effective Dates, pushing back the effective date of these three ASUs back one year, as well as amending the mandatory effective date for the elimination of Step 2 from the goodwill impairment test (ASU 2017-04 – Topic 350). The mandatory effective date for other filing entities for ASU 2016-13 and ASU 2017-04 is for fiscal years and impairment tests performed beginning after December 15, 2022, respectively, with early adoption permitted. The Company early adopted these standards as of January 1, 2021, noting an immaterial impact on the overall financial results.

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New Accounting Guidance - Not Yet Adopted

The Company reviews recently issued accounting standards on a quarterly basis and has determined there are no standards yet to be adopted which are relevant to the business for disclosure.

Note 3 — Accounts receivable

Accounts receivable consist of the following:

	As of,
	September 30, 2022	December 31, 2021
Trade accounts receivable	$62,771	$60,063
Other receivables	5,771	5,790
Total trade and other receivables	68,542	65,853
Less: allowance for credit losses	(7,229)	(5,428)
Accounts receivable, net	$61,313	$60,425

Note 4 — Acquisitions

A summary of acquisitions completed during the nine months ended September 30, 2022 and the year ended December 31, 2021 is provided below:

	As of September 30, 2022
Purchase price allocation	Bloom Dispensaries (1)	Sapphire Medical Clinics Limited (2)	NRPC Management, LLC (2)	Broad Horizon Holdings, LLC (1)	Pueblo West Organics (2)	Four 20 Pharma (1)
Assets acquired:
Cash	$18,821	$45	$—	$5,498	$58	$7
Accounts receivable, net	804	139	2	176	9	1,083
Prepaid expenses and other current assets	381	36	—	176	56	311
Inventory	3,694	—	185	2,605	379	1,004
Property, plant and equipment, net	5,225	—	—	2,105	358	768
Right-of-use assets	14,265	—	—	1,420	1,611	437
Other assets	122	40	—	114	—	55
Intangible assets:
Licenses	174,770	17,181	21,448	—	5,803	24,790
Trade name	2,230	—	—	—	—	4,133
Non-compete agreements	1,260	—	—	—	—	—
Goodwill	60,680	—	—	—	—	12,945
Deferred tax liabilities	(42,713)	(3,264)	(5,555)	—	(348)	(9,484)
Liabilities assumed	(25,315)	(5,417)	(3,318)	(9,712)	(1,892)	(3,753)
Consideration transferred (3)	$214,224	$8,760	$12,762	$2,382	$6,034	$32,296

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	Year ended December 31, 2021
Purchase price allocation	EMMAC (1)	Grassroots Maryland (1)	Ohio Grown Therapies(2)	Los Sueños Farms, LLC (1)
Assets acquired:
Cash	$1,490	$11,976	$—	$1,121
Accounts receivable, net	3,393	2,424	—	1,003
Prepaid expenses and other current assets	535	66	—	38
Inventory	7,101	5,714	—	12,036
Property, plant and equipment, net	7,549	19,448	—	8,975
Right-of-use assets	4,360	726	—	2,043
Other assets	9,848	689	—	20
Intangible assets:
Licenses	228,442	112,460	20,000	1,200
Trade name	11,156	—	—	—
Non-compete agreements	3,294	—	—	140
Know-how	119	—	—	3,020
Customer List	—	—	—	500
Goodwill	64,252	20,346	—	32,324
Deferred tax liabilities	(49,853)	(33,235)	—	(2,870)
Liabilities assumed	(24,134)	(8,382)	—	(3,391)
Consideration transferred	$267,552	$132,232	$20,000	$56,159

(1) Acquisition accounted for as a business combination under ASC 805.

(2) Acquisition accounted for as an asset acquisition with the application of the ASC 805.

(3) As no consideration was transferred related to the Broad Horizon Holdings, LLC (“BHH”) business combination, the amount listed as consideration transferred represents the gain on change in control recognized.

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted in subsequent periods, not to exceed one year from the acquisition date. Operating results associated with acquisitions have been included in these Financial Statements from the date of acquisition.

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets or liabilities of an acquired business, and is not deductible for tax purposes. Goodwill arising from acquisitions consists largely of the synergies and economies of scale expected from combining the operations of the businesses, providing the opportunity to expand our products into new markets, as well as other intangibles that do not qualify for separate recognition. These synergies include the elimination of redundant facilities and functions and the use of the Company’s existing commercial infrastructure to expand sales.

2022 acquisitions

Bloom Dispensaries

On January 18, 2022, the Company completed the acquisition of Bloom Dispensaries (“Bloom”), a vertically integrated, single state cannabis operator in Arizona. The Bloom acquisition includes four retail dispensaries located in the cities of Phoenix, Tucson, Peoria, and Sedona, as well as two adjacent cultivation and processing facilities totaling approximately 63,500 square feet of space located in north Phoenix. This acquisition strengthens the Company’s production and retail sales capabilities in the Arizona market.

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Total consideration for Bloom consisted of $68.8 million in cash after working capital adjustments, and three promissory notes with face values of $50 million, $50 million, and $60 million due, respectively, on the first, second and third anniversary of closing of the transaction. At the option of the sellers of Bloom, the third promissory note may be paid by the Company issuing SVS on the third anniversary of closing. The notes are recourse only to the membership interests of Bloom and will not be guaranteed by any Curaleaf entity. The total fair value of the promissory notes at the date of acquisition was $145.4 million, resulting in total consideration paid for the Bloom dispensaries of $214.2 million. The acquisition remains subject to post-closing adjustments, and as of the reporting date, the Company was still in the process of finalizing purchase price accounting. During the period ended September 30, 2022, the Company recorded measurement period adjustments to the purchase price allocation reported as of March 31, 2022. The measurement period adjustment were working capital adjustments which reduced total consideration paid and goodwill in the amount of $2.2 million. The Company has incurred and expensed to date transaction costs of approximately $0.4 million related to the acquisition of Bloom.

The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the Bloom acquisition had occurred as of January 1, 2022. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2022, or of the future consolidated operating results. For the Bloom acquisition, total unaudited pro forma revenue and net loss for the nine months ended September 30, 2022 was $34.3 million and $23.6 million, respectively.

Revenue and net loss from Bloom included in the Amended and Restated Condensed Interim Consolidated Statements of Operations for the nine months ended September 30, 2022 was $30.7 million and $24.2 million, respectively.

Sapphire Medial Clinics Limited

On January 31, 2022, Curaleaf International Limited, a wholly owned subsidiary of Curaleaf International Holdings, Limited, (Curaleaf International”), completed the acquisition of 100% of the equity interests of Sapphire Medical Clinics Limited (“Sapphire Medical”), a CQC registered private medical cannabis clinic providing telemedicine and face to face consultations to patients in the United Kingdom (“U.K.”). The transaction represents a compelling opportunity to enhance the Company’s vertical integration of the business within the U.K.

Under the terms of the agreement, the Company paid cash consideration of $6.7 million. A contingent consideration liability related to an incremental earnout that may be paid in 2023 based on the Sapphire Medical business exceeding certain revenue, script, and active patient count milestones during 2022 had a fair value of $2.1 million at the date of acquisition, resulting in total consideration of $8.8 million. The Company incurred and capitalized transaction costs of approximately $0.1 million related to the acquisition of Sapphire Medical.

The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the Sapphire Medical acquisition had occurred as of January 1, 2022. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2022, or of the future consolidated operating results. For the Sapphire Medical acquisition, total unaudited pro forma revenue and net loss for the nine months ended September 30, 2022 was $1.1 million and $4.5 million, respectively.

Revenue and net loss from Sapphire Medical included in the Amended and Restated Condensed Interim Consolidated Statements of Operations for the nine months ended September 30, 2022 was $1.0 million and $2.5 million, respectively.

NRPC Management, LLC

On May 12, 2022, the Company completed the acquisition of NRPC Management, LLC (“NRPC Management”). Natural Remedy Patient Center, LLC (“NRPC”) a Safford, Arizona dispensary, operates pursuant to a Management Services Agreement with NRPC Management. NRPC was granted a Medical Marijuana Dispensary Registration Certificate and a Marijuana Establishment License allowing NRPC to lawfully engage in medical and recreational marijuana operations and sales in the State of Arizona. The acquisition of NRPC Management aligns with the Company’s strategy to continue expanding domestic operations. The Company has subsequently relocated the NRPC license to a new Scottsdale, Arizona dispensary.

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The aggregate consideration paid by the Company to acquire NRPC Management was $12.8 million; comprised of approximately $9.9 million of cash, the issuance of 164,098 SVS which had a fair value, based on a third-party valuation taking into account transfer restrictions and the time value of money, of approximately $0.9 million at the time of the acquisition, and $2.0 million of contingent consideration that may become payable following successful settlement of pending litigation. The Company incurred immaterial transaction costs related to the acquisition of NRPC Management.

The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the acquisition had occurred as of January 1, 2022. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2022, or of the future consolidated operating results. For the NRPC Management acquisition, total unaudited pro forma revenue and net income for the nine months ended September 30, 2022 was $3.0 million and $1.0 million, respectively.

Revenue and net income from NRPC Management included in the Amended and Restated Condensed Interim Consolidated Statements of Operations for the nine months ended September 30, 2022 was $1.2 million and $0.2 million, respectively.

Broad Horizon Holdings, LLC

During the third quarter of 2022, the Company entered into an agreement with BHH as part of a series of transactions, in which the Company agreed to delay the exercise of a call option. In accordance with ASC 810 – Consolidation (“ASC 810”), the Company determined that this transaction caused a change in control, resulting in the Company’s ability to direct the relevant activities of BHH and exposure to the variable returns from its activities. The Company assumed the net assets of and began consolidating BHH as of July 1, 2022. The transaction resulted in a gain on change in control of $2.4 million recognized within “Other income (expense)” in the Amended and Restated Condensed Interim Consolidated Statements of Operations at the date of acquisition.

The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the acquisition had occurred as of January 1, 2022. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2022, or of the future consolidated operating results. For the BHH transaction, total unaudited pro forma revenue and net income for the nine months ended September 30, 2022 was $18.6 million and $3.2 million, respectively.

Revenue and net income from BHH included in the Amended and Restated Condensed Interim Consolidated Statements of Operations for the nine months ended September 30, 2022 was $5.7 million and $2.8 million, respectively.

Pueblo West Organics

On September 1, 2022, the Company completed the acquisition of Pueblo West Organics, LLC (“PWO”), a licensed cannabis processor in Pueblo, CO. PWO operates (i) a 75,960 square foot indoor licensed marijuana cultivation facility and processing facility; (ii) a 12,000 square foot licensed marijuana dispensary and cultivation facility; and (iii) a 2.1-acre licensed outdoor cultivation facility. The Company began actively marketing certain real estate assets associated with the transaction immediately upon acquisition, see Note 6 — Assets and liabilities held for sale for further details. The acquisition of PWO provides Curaleaf with additional capacity to achieve further vertical integration in Colorado.

The aggregate consideration paid by the Company to acquire PWO was comprised of approximately $6 million of cash after working capital adjustments. The Company incurred and capitalized $0.1 million transaction costs related to the acquisition of PWO.

The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the acquisition had occurred as of January 1, 2022. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2022, or of the future consolidated operating results. For the PWO acquisition, total unaudited pro forma for both revenue and net loss for the nine months ended September 30, 2022 was $1.4 million, respectively.

Revenue and net loss from PWO included in the Amended and Restated Condensed Interim Consolidated Statements of Operations for the nine months ended September 30, 2022 was $0.1 million and $0.2 million, respectively.

Four20 Pharma GmbH

On September 16, 2022, Curaleaf International completed the acquisition of 55% of the outstanding equity interests of Pharma GmbH (“Four20”), a leading German distributor and manufacturer of medical cannabis. In connection with the transaction, the selling shareholders and Curaleaf International have entered into a put/call option which permits either party to trigger the roll-up of the remaining equity of Four20 two years after the launch of adult use cannabis sales in Germany, but no later than the end of 2025 if adult use launch has not occurred by such date. As of the date of acquisition, the Company determined that it does control the operations of Four20 in accordance with ASC 810, and accordingly began consolidating the results of their operations.

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The contingent consideration relates to true-up shares to be issued dependent upon the trading price of the SVS at the first and second anniversaries of the closing date. The NCI in Four20 relates to the 45% ownership held by the selling shareholders. The fair value of the consideration paid through the issuance of SVS was based on a third-party valuation that takes into account transfer restrictions and the time value of money. The SVS are subject to a lock-up agreement with each recipient restricting trading of the SVS received, with a release of 50% of SVS from such restrictions at each of the first and second anniversaries of the closing date. The acquisition remains subject to post-closing adjustments, and the Company is still in the process of finalizing purchase price accounting. The Company has incurred and expensed $1.1 million of transaction costs related to the acquisition of Four20.

The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the acquisition had occurred as of January 1, 2022. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2022, or of the future consolidated operating results. For the Four20 acquisition, total unaudited pro forma revenue was $6.8 million and net loss was immaterial for the nine months ended September 30, 2022.

Revenue and net income from Four20 included in the Amended and Restated Condensed Interim Consolidated Statements of Operations for the nine months ended September 30, 2022 was $0.6 million and $0.2 million, respectively.

2021 acquisitions

EMMAC Life Sciences Limited

On April 7, 2021, Curaleaf International completed the acquisition of EMMAC Life Sciences Limited (the “EMMAC Transaction”), in order to establish the Company’s presence and position the Company for continued growth in the European cannabis market. Base consideration for the EMMAC Transaction consisted of (i) approximately $45.2 million in cash, (ii) the issuance of 15,714,390 SVS to benefit the former holders of ordinary shares of EMMAC with a fair value, based on a third party valuation that takes into account transfer restrictions and the time value of money, of approximately $178.6 million and (iii) 706,105 SVS to be held in escrow in accordance with the terms of the share purchase agreement with a fair value of approximately $7.4 million. The portion of the consideration paid through the issuance of SVS is subject to a lock-up agreement with each recipient restricting trading of the SVS received, with an initial release of 5% of SVS from such restrictions at closing, and subsequent release of 5% of SVS from such restrictions at the end of each calendar quarter following the closing of the EMMAC Transaction.

Additional consideration may become payable based upon the successful achievement of certain performance milestones including being permitted by a governmental entity in Europe to sell, produce, market, or distribute cannabis for recreational purposes on a temporary, trial, experimental, interim, study, or pilot basis, achieving revenue targets in 2022 in the U.K. and Germany markets, and dry flower production at the Terra Verde cultivation facilities of at least 10 tons during 2022. The total contingent consideration related to the EMMAC Transaction had a fair value of $27.2 million as of the acquisition date. As of June 30, 2022, the Company determined that the earn-out criteria for the potential payout related to dry flower production at the Terra Verde cultivation facilities would not be met, and as a result the Company recorded a gain of $5.5 million within “Other income (expense)” within the Amended and Restated Condensed Interim Consolidated Statements of Operations.

The Company also assumed a contingent consideration liability related to the EMMAC acquisition of Terra Verde in 2020, which had a fair value of $9.2 million and was subsequently paid out during the three months ended March 31, 2022. After working capital adjustments at closing, the total consideration for EMMAC was $267.6 million. Aggregate measurement period adjustments to the initial purchase price allocation reported and translated as of June 30, 2021 resulted in a decrease to accounts receivable, net of $15.9 million, an increase to prepaid expenses and other current assets of $0.5 million, a decrease to inventory of $2.8 million, an increase to other assets of $8.7 million, an increase to licenses of $1.3 million, a decrease to tradenames of $1.2 million, an increase to know-how of $0.1 million, a decrease to goodwill of $28.5 million, a decrease to deferred tax liabilities of $22.3 million, and a decrease to liabilities assumed of $13.5 million.

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Maryland Compassionate Care and Wellness, LLC

Through its acquisition of Grassroots in 2020, the Company acquired an option to purchase Maryland Compassionate Care and Wellness, LLC (“MCCW”) from its sole owner, KDW Maryland Holding Corporation (“KDW”), subject to regulatory approval, which was received on May 1, 2021. MCCW is the holder of cultivation, processing, and dispensary licenses in Maryland and the sole owner of each of GR Vending MD Management, LLC and GR Vending MD, LLC. Total consideration paid for MCCW was $132.2 million of the total Grassroots consideration that had been allocated as prepaid acquisition consideration.

Ohio Grown Therapies, LLC

In May 2019, the Company entered into an agreement granting it an option to acquire the Ohio Grown Therapies, LLC (“OGT”) license for $20 million in order to expand the Company’s cultivation and processing capacity in Ohio. Regulatory approval to complete the transaction was received in July 2021. In accordance with the purchase agreement, the Company paid $5 million cash in May 2019, $7.5 million in cash in July 2020, and the final $7.5 million in cash in July 2021 at closing. Upon closing, the full $20 million related to the acquisition, which was entirely attributable to the license acquired, was reclassified to intangible assets, net. The Company incurred and expensed transaction costs of approximately $0.1 million.

Los Sueños Farms, LLC and its related entities

On October 1, 2021, the Company completed the acquisition of Los Sueños Farms, LLC and its related entities (“Los Sueños”), the largest outdoor grow in Colorado. Following the successful completion of the Los Sueños acquisition, the Company owns three Pueblo, Colorado outdoor cannabis grow facilities covering 66 acres of cultivation capacity including land, equipment, and licensed operating entities; an 1,800 plant indoor grow; and two retail cannabis dispensary locations serving adult use customers. The Company acquired Los Sueños, the Company’s first outdoor grow, in order to increase cultivation capacity to accelerate the Company’s growth in and share of the Colorado market and in order to leverage Los Sueños’ outdoor cultivation expertise.

Following pre-closing adjustments, the aggregate consideration paid by the Company to acquire Los Sueños was comprised of (i) approximately $20.6 million payable in cash, (ii) the cash payoff of two notes in the aggregate amount of $9.4 million and (iii) the issuance of 2,539,474 SVS to the former owners of Los Sueños having a fair value, based on a third- party valuation taking into account transfer restrictions and the time value of money, of approximately $23.5 million. The portion of the consideration paid through the issuance of SVS was subject to a regulatory “hold period” and is subject to a lock-up agreement with each recipient restricting trading of the SVS received, with an initial release of 20% of the SVS from such restrictions upon closing, and subsequent releases of 5% of the SVS from such restrictions at the end of each calendar quarter following closing. Additional consideration may become payable by the Company based upon the successful achievement of certain performance milestones including achieving cash flow targets in 2022 and obtaining enhanced tier licenses. The aggregate contingent consideration related to Los Sueños has a fair value of $2.7 million. During the measurement period, the Company reclassified $2.7 million of the contingent consideration from liabilities to equity. During the first quarter of 2022, the Company issued 331,900 SVS to the former owners of Los Sueños for the successful obtainment of enhanced tiered licensing. During the third quarter of 2022, the Company determined that the 2022 cash flow targets would not be met, and as a result the Company recorded an immaterial gain within “Other income (expense)” within the Amended and Restated Condensed Interim Consolidated Statements of Operations. During the period ended September 30, 2022, the Company has recorded aggregate measurement period adjustments to the purchase price allocation reported as of December 31, 2021 resulting in an increase to cash of $0.1 million, an increase to accounts receivable, net in the amount of $0.2 million, a decrease to inventory in the amount of $0.8 million, an increase to goodwill in the amount of $3.0 million, an increase to deferred tax liabilities of $2.9 million and a decrease to liabilities assumed of $0.3 million.

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The Company incurred and expensed transaction costs of approximately $0.5 million related to the Los Sueños acquisition.

Pending acquisition

The following acquisition was completed subsequent to September 30, 2022. The Company has concluded that it does not control the operations of the acquiree as of September 30, 2022 in accordance with ASC 810, and accordingly, the results of the following entities are not included in the Amended and Restated Interim Financial Statements:

Tryke Companies

On October 4, 2022, the Company completed its acquisition of Tryke Companies (dba Reef Dispensaries) (“Tryke”), a privately held, vertically integrated, multi-state cannabis operator.

The transaction represents a compelling opportunity to enhance the Company’s operations in Arizona, Nevada, and Utah. Upon closing of the acquisition, the Company now owns and operates six highly trafficked dispensaries under the Reef brand, with two retail stores in Arizona and four in Nevada, including the Phoenix metropolitan area, Las Vegas strip, and North Las Vegas. Tryke currently offers a wide variety of in-house and third-party flower, concentrates, vape cartridges, edibles, topicals, and CBD products at a range of price points. Tryke’s product portfolio is highly complementary to the Company’s, and together the Company expects to offer consumers and retailers in Arizona, Nevada, and Utah an even broader selection of premium cannabis products.

Following pre-closing adjustments, the aggregate consideration paid by the Company to acquire Tryke was comprised of (i) approximately $19.2 million in cash at closing, (ii) $75 million in cash to be paid in three equal installments on the first, second, and third anniversaries of the closing of the transaction, (iii) the issuance of 2.7 million SVS to the former owners of Tryke, (iv) 16.5 million SVS to be paid in three equal installments on the first, second, and third anniversaries of closing, and (v) contingent consideration of up to 1 million SVS which may be paid in 2023 based on the business of Tryke exceeding certain future EBITDA targets. The acquisition remains subject to post-closing adjustments, and the Company is in the process of finalizing purchase price accounting.

The Company has signed a definitive agreement in connection with the following acquisition, but such acquisition was not completed during the time between September 30, 2022 and the issuance of the Financial Statements. The Company has concluded that it does not control the operations of the acquiree in accordance with ASC 810, and accordingly, the results of the following entity are not included in the Financial Statements:

Deseret Wellness LLC

On March 29, 2023 the Company announced that it entered into a definitive agreement to acquire Deseret Wellness (“Deseret”), the largest cannabis retail operator in Utah, in a cash and stock transaction valued at approximately $20 million. The transaction is expected to close in the second quarter of 2023, subject to customary closing conditions. The proposed transaction with Deseret includes three retail dispensaries located in the cities of Park City, Provo and Payson. Deseret immediately strengthens Curaleaf's retail footprint in Utah, providing the state's medical patients with a wide variety of quality products including cannabis flower, vape cartridges, edibles, and concentrates.

Contingent consideration

Contingent consideration recorded relates to the Company’s business combinations and asset acquisitions. As discussed in Note 2 — Basis of presentation, contingent consideration payable is subject to significant judgment and estimates, such as projected future revenue. Refer to Note 21 — Fair value measurements and financial risk management for further discussion surrounding the inputs utilized in the fair value of contingent consideration.

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The changes in the contingent consideration account balance as of September 30, 2022 are as follows:

	HMS	MEOT	EMMAC	Los Sueños	Sapphire	NRPC	Four20	Total
Carrying amount, December 31, 2021	-	44	35,260	2,690	-	-	-	37,994
Contingent consideration recognized on acquisition	-	-	-	-	2,071	2,000	4,406	8,477
Payments of contingent consideration	-	-	(8,744)	1	-	-	-	(8,743)
Revaluation of contingent consideration	1,854	-	667	(2,689)	-	-	-	(168)
Difference in exchange	-	-	(4,302)	-	(351)	-	(93)	(4,746)
Gain on contingent consideration not paid	-	(44)	(5,487)	(2)	-	-	-	(5,533)
Carrying amount, September 30, 2022	1,854	-	17,394	-	1,720	2,000	4,313	27,281
Less: current portion	(1,854)	-	(17,394)	-	-	(2,000)	(2,234)	(23,482)
Non-current contingent consideration liability	$-	$-	$-	$-	$1,720	$-	$2,079	$3,799

Note 5 — Inventories

Inventories consist of the following:

	As of
	September 30, 2022	December 31, 2021
Raw materials
Cannabis	$66,428	$67,505
Non-Cannabis	24,342	20,104
Total raw materials	90,770	87,609

Work-in-process	129,347	91,001
Finished goods	81,237	71,646
Transferred to assets held for sale	(2,496)	(2,110)
Inventories, net	$298,858	$248,146

Note 6 — Assets and liabilities held for sale

Changes in the carrying amount of assets and liabilities held for sale are as follows:

Assets held for sale	GR Entities	Eureka	PWO	Total
Balance at December 31, 2021	77,504	3,232	—	80,736
Transferred in/(out)	28,404	(217)	392	28,579
Total assets held for sale at September 30, 2022	$105,908	$3,015	$392	$109,315

Liabilities associated with assets held for sale	GR Entities	Eureka	PWO	Total
Balance at December 31, 2021	18,577	4	—	18,581
Transferred in/(out)	(2,915)	6	337	(2,572)
Total liabilities associated with assets held for sale at September 30, 2022	$15,662	$10	$337	$16,009

19

Former Grassroots Entities (“GR Entities”)

Through the acquisition of Grassroots, the Company has retained a transferable right to acquire from former Grassroots affiliates companies that currently own three licensed Illinois medical dispensaries and nine adult use dispensaries (collectively, the “Illinois Assets”). The right to acquire the Illinois Assets may be exercised through the conversion of certain debt which the Company treats as intercompany debt. Therefore, there would not be any accounting expense to the Company should it exercise the right to acquire the Illinois Assets. Pursuant to the Grassroots Merger Agreement, the proceeds net of expenses and taxes from the sale of Curaleaf’s rights to the Illinois Assets shall be shared by the Company with the former owners of Grassroots as follows: (i) the first $25 million of net proceeds shall be retained by the Company; (ii) the next $25 million of net proceeds shall be remitted to the former Grassroots owners; and (iii) the Company shall keep 50% of the net proceeds above $50 million, and the other 50% shall be remitted to the Grassroots owners (the “Illinois Waterfall Payment”). Also pursuant to the Grassroots Merger Agreement, the former Grassroots owners have the right to demand that, in lieu of receipt of a portion of the Illinois Waterfall Payment, that Curaleaf pay to them either (a) $25 million in cash or (b) a number of SVS that have market value equal to $30 million (the “Illinois Exit Payment”). The former owners of Grassroots gave notice of their intention to exercise their option for the Illinois Exit Payment in the form of cash and SVS in the amount of $28.3 million on October 14, 2022. For the avoidance of doubt, Curaleaf now has the sole right to proceeds from the sale of the Illinois Assets. As of September 30, 2022, the Company grossed up a liability within “Other current liabilities” for the Illinois Exit Payment that will be due to the former owners of Grassroots, which was earlier recorded as a reduction (net) of held for sale assets.

On April 1, 2021, Curaleaf and the owners of the Illinois Assets signed definitive agreements to sell the Illinois Assets to Parallel Illinois, LLC (“Parallel”). Under the terms of the transaction, the purchase price for the Illinois Assets consisted of up to $100 million base price to be paid $60 million in cash and $40 million in Parallel stock, plus earnouts of up to an additional $55 million payable through 2023. The Company received a $10 million deposit from Parallel, which was refundable under limited circumstances. On February 25, 2022, the Company received correspondence from Parallel’s attorneys indicating that it will not be in a position to complete the acquisition of the Illinois Assets due to lack of financing, among other reasons, and declared its agreement to purchase the Illinois Assets terminated. The Company has asserted that Parallel’s actions have constituted material breaches of its agreement with Parallel and on February 2, 2022 filed an arbitration against Parallel and certain principals of Parallel for breach of contract, fraudulent misrepresentation and other claims. As a result of the breach of contract, management determined that the $10 million deposit received from Parallel was no longer refundable as of June 30, 2022, and accordingly recognized a gain within the “Other income” line item in the Amended and Restated Condensed Interim Consolidated Statements of Operations.

During the first quarter of 2022, the Company signed a letter of intent to sell the Grassroots Vermont entities; PhytoScience Management Group, Inc., including Vermont Patients Alliance, LLC, PhytoScience Institute, LLC, and Nutraceutical Science Laboratories, LLC and accordingly has recorded the associated net assets of these entities as held for sale during the current period.

Additionally, the Company has been actively marketing certain rights and interests for certain real estate assets associated with the acquisition of Grassroots.

During the second quarter of 2022, the Company completed the sale of Grassroots Oklahoma which resulted in a gain of approximately $1 million. During the third quarter of 2022, the Company completed the sale of its rights in its licensed cannabis dispensary in Little Rock, Arkansas, which resulted in a gain of approximately $4.5 million.

Eureka

The Company signed a letter of intent to sell ECCA Investment Partners, LLC (“Eureka”) in August 2021, and subsequently signed a purchase agreement for such sale in February 2022. The purchase agreement includes cash consideration of $0.25 million and a note receivable of $2.75 million for total consideration of $3 million. The sales price of the entity was lower than the net assets; as such, an impairment, including amounts related to the value of the license intangible asset as well as fixed assets, was recorded to bring the net assets to the estimated fair market value at the time such assets were classified as held for sale. The final sale is awaiting completion due to a post-closing covenant which would transfer the Eureka license to the purchasers upon completion of such covenant.

Pueblo West Organics

The Company completed its acquisition of PWO during the third quarter of 2022 and immediately began actively marketing certain rights and interests for certain real estate assets associated with the acquisition. In accordance with ASC 360 - Property, Plant, and Equipment, the Company classified the assets as held for sale and valued such assets at their fair market value less costs to sell as of the date of acquisition.

20

All assets and liabilities held for sale are included within the Domestic operations reportable segment. See Note 18 — Segment reporting , for further information regarding the Company’s segments as of September 30, 2022.

Note 7 — Notes receivable

Notes receivable consist of the following:

	As of
	September 30, 2022	December 31, 2021
Notes receivable TerrAscend	$—	$2,315
Notes receivable Sapphire Medical	—	842
Total notes receivable	$—	$3,157

Current portion of notes receivable	$—	$2,315
Long-term notes receivable	—	842
Total notes receivable	$—	$3,157

The consideration for the sale of HMS Health, LLC and HMS Processing, LLC to TerrAscend, included a $2.2 million interest bearing note. The note was paid in full in April 2022.

In August 2019, Rokshaw Limited, a subsidiary of Curaleaf International Limited, entered into a note receivable agreement with Sapphire Medical for the establishment of Sapphire Medical and providing on-going lending to Sapphire Medical’s franchisees which consisted of a revolving loan facility. The Company assumed this note in the EMMAC Transaction. The Company acquired Sapphire Medical during the first quarter of 2022, resulting in the loan eliminating in consolidation.

Note 8 — Property, plant and equipment, net

Property, plant and equipment, net and accumulated depreciation consist of the following:

	As of
	September 30, 2022	December 31, 2021
Land	$12,096	$7,494
Building and improvements	424,527	390,070
Furniture and fixtures	169,739	124,051
Information technology	4,994	4,406
Construction in progress	99,913	89,059
Transferred to assets held for sale	(12,412)	(12,501)
Total property, plant and equipment	698,857	602,579
Less: Accumulated depreciation	(117,163)	(76,754)
Property, plant and equipment, net	$581,694	$525,825

Assets included in construction in progress represent projects related to both cultivation and dispensary facilities not yet completed or otherwise not ready for use.

Depreciation expense totaled $29.9 million and $42.3 million for the three and nine months ended September 30, 2022, respectively, of which $21.4 million and $30.3 million, respectively, were recognized as cost of goods sold. The remaining $8.5 million and $12.0 million, respectively, were recognized as a part of operating expenses in the Amended and Restated Condensed Interim Consolidated Statements of Operations for the three and nine months ended September 30, 2022.

21

Note 9 — Leases

The Company leases real estate used for dispensaries, cultivation facilities, production plants, and corporate offices. Lease right-of-use assets (“ROU assets”) and liabilities are recognized based on the present value of future minimum lease payments over the lease term at commencement date. Some of our leases contain cancellation options in the event we are unable to obtain regulatory approval and permitting for a selected site, as well as other contingencies. In general, we do not record new lease arrangements until the cancellation period has expired without exercise, or until we are reasonably certain we will not exercise the cancellation option. The Company utilizes its incremental borrowing rate to calculate the present value of the contractual lease payments because the interest rate implicit in the Company’s lease arrangements is not readily determinable.

Leases with an initial term of 12 months or less are not recorded on the Amended and Restated Condensed Interim Consolidated Balance Sheets. Certain real estate leases require payment for taxes, insurance, maintenance, and other common area charges. These variable expenses are considered non-lease components. These variable payments are excluded from the measurements of lease liabilities and are expensed as incurred. The Company accounts for real estate leases and the related fixed non-lease components together as a single component.

Real estate leases typically include extension options for a period of 1–10 years. Some dispensary and office space leases include extension options exercisable up to one year before the end of the initial cancellable lease term. Typically, the option to renew the lease is for an additional period of 5 years after the end of the initial lease term and is at the option of the Company. Lease payments are in substance fixed, and certain real estate leases include annual escalation clauses with reference to an index or contractual rate.

The Company has historically entered into transactions where real estate property or equipment is sold and leased back from the buyer. These transactions are evaluated to determine if sale-leaseback accounting criteria are met. If the Company determines that it has retained control of the property or equipment, the Company records the financed lease asset in “Property and equipment, net” and a corresponding financial obligation in “Financing lease obligations” on its Amended and Restated Condensed Interim Consolidated Balance Sheets. The Company allocates each lease payment between a reduction of the lease obligation and interest expense using the effective interest method.

The Company leases machinery and equipment under leases that are of low-value or short-term in nature and therefore no ROU assets and lease liabilities are recognized for these leases. Expenses recognized relating to short-term leases and leases of low value during the nine months ended September 30, 2022 and year ended December 31, 2021 were immaterial.

22

The following provides the components of lease cost, including sale leaseback arrangements, recognized in the Amended and Restated Condensed Interim Consolidated Statements of Operations for the three and nine months ended September 30, 2022 and 2021:

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
Components of lease cost are as follows:
Finance lease cost:
Amortization of finance lease assets	$2,674	$1,694	$7,958	$6,254
Interest on finance lease liabilities	3,368	2,408	9,784	8,277
Total finance lease cost	6,042	4,102	17,742	14,531

Sale leaseback financial obligations:
Interest on financial obligations	7,099	3,895	15,553	11,158
Depreciation on leased assets	5,110	2,723	11,044	7,317
Total cost financial obligations	12,209	6,618	26,597	18,475

Total operating lease cost	6,089	5,566	17,644	16,111

Total lease expense	$24,340	$16,286	$61,983	$49,117

Leased asset and liability balances, including property and financial obligations related to sale leaseback arrangements accounted for as financial obligations, as of September 30, 2022 and December 31, 2022 consist of the following:

	As of September 30, 2022		As of December 31, 2021
	Operating lease	Finance lease	Operating lease	Finance lease
Lease assets and liabilities
ROU asset	$115,414	$136,750	$97,349	$117,168
Accumulated amortization of ROU	(25,578)	(21,190)	(21,301)	(14,133)
Net ROU	89,836	115,560	76,048	103,035

Current lease liability	15,183	5,666	12,745	4,565
Non-current lease liability	78,244	126,157	65,498	109,712
Lease liability	$93,427	$131,823	$78,243	$114,277

As of September 30, 2022
Financed property and equipment, net of accumulated depreciation of $24.5 million	$163,504

Current financial obligation	$2,535
Non-current financial obligation	204,262
Total financial obligation	$206,797

In April 2021, the Company completed a sale and lease back transaction to sell its Bordentown, New Jersey cultivation and processing facility to 500 Columbia LLC. Under a long-term agreement, the Company will lease back the facility and continue to operate and manage it for a term of 12 years. As a result of the sale, which met sale leaseback criteria, the Company disposed of $0.5 million of buildings and improvements and $2.2 million of construction in progress. The Company recognized a gain on the sale related to the transaction of $3.2 million, which was recorded within other income (expense), net on the Amended and Restated Condensed Interim Consolidated Statements of Operations.

23

In May 2021, the Company completed a sale leaseback transaction to sell its Holbrook, Arizona cultivation and processing facility to TAC Vega AZ Owner, LLC. Under a long-term agreement, the Company will lease back the facility and continue to operate and manage it for a term of 10 years. The Company maintains control of the asset, and therefore, is carrying the financed asset at net book value of $14 million in Property and equipment, net, and has recorded a financial obligation for the proceeds of the sale of $14 million. The Company did not recognize a material gain or loss on the sale related to the transaction.

In June 2022, the Company entered into three sale leaseback transactions for building improvements and equipment at cultivation and processing sites in Florida, Illinois, and Pennsylvania. Subsequent to the transactions, the Company maintains control of the assets, and therefore the assets, with a net book value of $48.7 million, are carried on the Company’s Amended and Restated Condensed Interim Consolidated Balance Sheets as financed assets in Property & equipment, net. The Company has recorded a financial obligation of $50.1 million for the sales proceeds, which is being amortized over thirteen to fourteen-year lease periods. The company deferred $1.4 million of gains on these transactions which will be recognized over the life of the financial obligations.

In August 2022, the Company exercised an option to purchase a leased cultivation site in Massachusetts, which was previously the subject of a sale leaseback transaction in 2020, from the existing lessor for $15.0 million. The Company had previously constructed building improvements to the property with a net book value of $10.2 million. The Company subsequently sold the newly purchased building and existing improvements for $21.5 million and entered into a 23-year agreement to lease back the property and assets. The Company recognized a loss on disposal of building and improvements of $3.9 million within Other income (expense), net on the Amended and Restated Condensed Interim Consolidated Statements of Operations. The Company maintains control of the building and improvements and has recorded assets of $21.5 million in financed assets in Property and equipment, net, and has recorded a financial obligation of $21.5 million. Net proceeds from the purchase and sale transaction were $5.4 million.

Other information related to operating and finance leases is as follows:

	For the nine months ended September 30,
	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	$(10,891)	$(9,559)
Operating cash flows from operating leases	(17,145)	(15,222)
Financing cash flows from finance leases	(3,762)	(3,048)
Cash flows from sale leaseback financial obligations	(15,952)	(13,441)
Proceeds from sale leasebacks accounted for as financial obligations	51,729	23,153
Total cash flow from lease activities	$3,979	$(18,117)

	As of
	September 30, 2022	December 31, 2021
ROU assets obtained in exchange for lease obligations:
Finance lease	$21,113	$(6,041)
Operating leases	16,579	11,674
Total ROU assets obtained in exchange for lease obligations	$37,692	$5,633

	As of
	September 30, 2022	December 31, 2021
Weighted average remaining lease term (in years) - Finance leases	11.05	12.47
Weighted average remaining lease term (in years) - Operating leases	6.76	6.95
Weighted average discount rate - Finance leases	11.7%	12.2%
Weighted average discount rate - Operating leases	10.4%	11.2%

24

At September 30, 2022, approximate future minimum payments due under non-cancelable operating leases are as follows:

Future minimum lease payments as of September 30, 2022 are:	Operating Leases	Finance Leases	Financial Obligations
Fiscal year:
2022	$9,376	$10,879	$6,410
2023	28,320	28,297	25,897
2024	24,731	28,831	26,477
2025	21,437	28,778	27,238
2026	18,824	28,285	27,910
2027 and thereafter	86,697	161,382	280,636
Total minimum payments	189,385	286,452	394,568
Less: interest	(47,645)	(121,527)	(229,177)
Present value of minimum payments	$141,740	$164,925	$165,391

Note 10 — Goodwill and intangible assets

As of September 30, 2022	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Finite lived intangible assets:
Licenses and service agreements	$1,172,467	$(149,258)	$1,023,209
Tradenames	161,455	(25,857)	135,598
Intellectual property and know-how	3,094	(238)	2,856
Non-compete agreements	29,744	(9,513)	20,231
Customer list	500	(250)	250
Intangible assets	$1,367,260	$(185,116)	$1,182,144

As of December 31, 2021	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Finite lived intangible assets:
Licenses and service agreements	$1,061,990	$(96,196)	$965,794
Tradenames	62,775	(18,202)	44,573
Intellectual property and know-how	3,097	(78)	3,019
Non-compete agreements	29,053	(6,809)	22,244
Customer list	510	(86)	424
Intangible assets	$1,157,425	$(121,371)	$1,036,054

The gross carrying amount of intangible assets increased by $209.8 million during the nine months ended September 30, 2022. The difference was primarily related to business combinations and asset acquisitions, partially offset by impairments of intangible assets, and a loss on difference in foreign currency exchange.

Amortization of intangible assets was $22.4 million and $67.6 million, respectively, for the three and nine months ended September 30, 2022.

25

Changes in the carrying amount of goodwill are as follows:

Balance at December 31, 2021	$605,834
Purchase price adjustments (Note 4)	5,457
Change in Assets held for sale (Note 6)	(1,590)
Acquisitions (Note 4)	73,625
Difference in exchange	(9,226)
Balance at September 30, 2022	$674,100

During the nine months ended September 30, 2022, the Company made measurement period adjustments to the Bloom, EMMAC Life Sciences Limited, and Los Sueños purchase price allocations, see further details in Note 4 — Acquisitions.

Note 11 — Notes payable

Notes payable consist of the following:

	As of
	September 30, 2022	December 31, 2021
Senior Secured Notes – 2026
Principal amount	$475,000	$475,000
Unamortized debt discount/Deferred financing	(21,037)	(23,753)
Net carrying amount	$453,963	$451,247

Bloom Notes – 2023
Principal amount	$50,000	$—
Unamortized debt discount	(448)	—
Net carrying amount	$49,552	$—

Bloom Notes – 2024
Principle Amount	$50,000	$—
Unamortized Debt Discount	(2,151)	—
Net carrying amount	$47,849	$—

Bloom Notes – 2025
Principle Amount	$60,000	$—
Unamortized Debt Discount	(7,888)	—
Net carrying amount	$52,112	$—

Seller note payable	$6,742	$6,859
Other notes payable	10,305	1,778
Total other notes payable	$17,047	$8,637

Current portion of notes payable	$1,940	$1,966
Long-term notes payable	618,583	457,917
Total notes payable	$620,523	$459,883

26

Senior Secured Notes – 2026

In December 2021, the Company closed on a private placement of senior secured notes due 2026, for aggregate gross proceeds of $475 million (“Senior Secured Notes – 2026”). The note indenture dated December 15, 2021 governing the Senior Secured Notes – 2026 (the “Note Indenture”) enables the Company to issue additional senior secured notes on an ongoing basis as needed, subject to maintaining leverage ratios and complying with other terms and conditions of the Note Indenture. The principal restrictions on incurring indebtedness include the requirement that a fixed charge coverage ratio of 2.5:1 and consolidated debt to consolidated EBITDA ratio of 4:1 be maintained when taking into account the incurrence of additional debt. The issue of additional Senior Secured Notes or other debt pari passu to the existing notes is permitted provided that the consolidated secured debt to consolidated EBITDA ratio of 3:1 is maintained when taking into account the incurrence of additional debt, and certain other conditions are met. The Company and certain of its guarantor subsidiaries are required to grant a first lien security interest in their respective assets to the trustee appointed under the Note Indenture, including assets acquired after the issue of the Notes, subject to limited exceptions. Despite the first lien granted to the holders of the Notes, the Note Indenture permits the Company to grant a more senior lien to secure up to $200 million of additional financing from commercial banks, providing for revolving credit loans, provided that the interest rate applicable to such revolving credit loans shall be lower than the interest rate applicable to the Senior Secured Notes – 2026. The Senior Secured Notes – 2026 bear interest on the unpaid principal amount at a rate of 8% per annum, compounded semi-annually and payable in arrears on June 15th and December 15th of each year during the term of the Senior Secured Notes – 2026; the first of which was paid on June 15, 2022.

The Senior Secured Notes – 2026 may be redeemed early but are subject to a prepayment premium dependent on the loan year. Any redemption made before June 15, 2023 will incur a penalty of 8% and a maximum of 35% of the aggregate principal amount of notes issued under the Note Indenture (including any additional notes issued thereunder) may be redeemed with the net cash proceeds of one or more equity offerings that occurred within the prior 90 days. All or part of the outstanding Senior Secured Notes – 2026 may be redeemed between June 15, 2023 and June 14, 2024 with a premium of 4%; between June 15, 2024 and June 14, 2025 with a premium of 2%, or June 15, 2025 or after without a premium.

The Company recognized interest expense under the Senior Secured Notes – 2026 of $10.5 million and $31.2 million for the three and nine months ended September 30, 2022, respectively.

Bloom Notes

In connection with the Bloom acquisition, the Company issued secured promissory notes to the former Bloom owners in the aggregate of $160 million, which mature over three years. The first and second set of notes each total $50 million and mature in January 2023 and 2024; each bear interest at the rate of 6% per annum and interest payments are due quarterly.

The final set of promissory notes are convertible promissory notes with a principal amount totaling $60 million, which mature in January 2025 and bear interest at a rate of 4% per annum. Interest payments are not required until maturity, when all principal and accrued interest will be due. At the option of the sellers of Bloom, the third set of promissory notes may be paid by the Company issuing SVS at maturity.

All three notes may be prepaid without penalty.

The Company recognized interest expense under the Bloom Notes of $3.7 million and $10.0 million for the three and nine months ended September 30, 2022, respectively.

Seller note

At September 30, 2022, the Company had two seller notes outstanding in the amount of $6.7 million, which included the Phyto acquisition seller note in the amount of $1.8 million, inclusive of accrued interest, and a seller note related to the Scottsdale, AZ building purchase, due December 2036, in the amount of $4.9 million. The Scottsdale seller note bears interest at a rate of 5% per annum.

27

Other Notes

At September 30, 2022, the other notes primarily consist of a note outstanding at BHH in the amount of $7.5 million, due December 31, 2024. The note bears interest at a rate of 15% per annum and interest payments are due quarterly.

Future maturities

As of September 30, 2022, future principal payments due under notes payable were as follows:

Period	Amount
2022 (remaining three months)	$1,940
2023	50,000
2024	57,500
2025	60,000
2026	475,000
2027 and thereafter	7,607
Total future debt obligations	$652,047

Information about the Company’s exposure to interest rate risks and liquidity risks is included in Note 21 — Fair value measurements and financial risk management.

Note 12 — Shareholders’ equity

The authorized and issued share capital of the Company is as follows:

Authorized

As of September 30, 2022 the authorized share capital consists of an unlimited number of multiple voting shares (“MVS”) without par value and an unlimited number of SVS without par value.

Issued

As of September 30, 2022 the Company had 93,970,705 MVS issued and outstanding, that were held indirectly by Boris Jordan, the Company's Executive Chairman.

Holders of the MVS are entitled to 15 votes per share and are entitled to notice of and to attend at any meeting of the shareholders, except a meeting of which only holders of another particular class or series of shares will have the right to vote. As of September 30, 2022 and December 31, 2021, the MVS represent approximately 13.2% and 13.3%, respectively, of the total issued and outstanding shares and 69.6% in each quarter, of the voting power attached to such outstanding shares. The MVS are convertible into SVS on a one-for-one basis at any time at the option of the holder or upon termination of the MVS structure. The dual-class structure will remain until the earlier to occur of (i) the transfer or disposition of the MVS by Mr. Boris Jordan to one or more third parties which are not permitted holders; (ii) Mr. Jordan or his permitted holders no longer beneficially owning, directly or indirectly and in the aggregate, at least 5% of the issued and outstanding SVS and MVS on a non-diluted basis; and (iii) the first business day following the first annual meeting of shareholders of the Company following the SVS being listed and posted for trading on a U.S. national securities exchange such as The Nasdaq Stock Market or The New York Stock Exchange. Refer to the management information circular dated July 30, 2021 and available on SEDAR under the Company’s profile at www.sedar.com for more information on the Amendment.

As of September 30, 2022 and December 31, 2021 the Company had 616,744,419 and 614,369,729, respectively, SVS issued and outstanding; see details of the share balance below. Holders of the SVS are entitled to one vote per share.

28

	SVS	MVS	Total
As at December 31, 2021	614,369,729	93,970,705	708,340,434
Issuance of shares in connection with acquisitions (Note 4)	1,219,463	—	1,219,463
Acquisition escrow shares returned and retired	(980,098)	—	(980,098)
Exercise and forfeiture of stock options and RSUs (Note 14)	1,982,817	—	1,982,817
Share-based compensation (Note 14)	152,508	—	152,508
As at September 30, 2022	616,744,419	93,970,705	710,715,124

On January 12, 2021, the Company completed an overnight marketed offering of 18,975,000 SVS at a price of C$16.70 per share in an underwritten public offering, for total gross proceeds of C$316.8 million, before deducting the underwriters’ fees and estimated offering expense. The Company used the net proceeds of $240.6 million from the overnight marketed offering for working capital and general corporate purposes.

In the period ended September 30, 2021, the Company issued 722,577 SVS to buyout its minority partner’s interest related to House of Herbs and Blackjack in Nevada.

In the period ended September 30, 2022 and 2021, the Company received back from the escrow agent, and concurrently retired, 980,098 and 689,563 SVS, respectively, that had previously been issued into an escrow account at the Select and Grassroots acquisition dates. The SVS were returned to the Company as the matters subject to be paid via escrow were resolved and/or the escrow resolution periods were completed.

The Company had reserved 71,071,512 and 70,834,043 SVS, as of September 30, 2022 and December 31, 2021, respectively, for the issuance of stock options under the Company’s 2018 Long Term Incentive Plan (“LTIP”) (see Note 14 — Share-based payment arrangements).

Treasury shares

There were no shares repurchased into treasury during the three and nine months ended September 30, 2022 and 2021.

Note 13 — Redeemable non-controlling interest

On April 7, 2021, the Company established Curaleaf International together with a strategic investor who provided initial capital of $130.8 million for 31.5% equity stake in Curaleaf International. Curaleaf and the strategic investor have entered into a shareholders’ agreement regarding the governance of Curaleaf International pursuant to which Curaleaf has control over operational issues as well as raising capital and the ability to exit the business. In addition, the strategic investor’s stake is subject to put/call rights which permit either party to cause the stake to be bought out by Curaleaf for Curaleaf equity starting the earlier of change of control or in 2025.

In connection with the acquisition of Four20 in September 2022, the selling shareholders and Curaleaf International entered into a put/call option which permits either party to trigger the roll-up of the remaining equity of Four20 two years after the launch of adult use cannabis sales in Germany, but no later than the end of 2025 if adult use launch has not occurred by such date.

The estimated redemption value of the put/calls were below their carrying value, which is recorded on the Company’s Amended and Restated Condensed Interim Consolidated Balance Sheets as temporary equity in the amount of $117.4 million and $119.0 million as of September 30, 2022 and December 31, 2021, respectively.

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Note 14 — Share-based payment arrangements

Stock option programs

The 2011 and 2015 Equity Incentive Plans provided for the grant of incentive stock options, non-statutory stock options, restricted stock awards, restricted stock units, stock appreciation rights and other share-based awards. In connection with the Business Combination, all unexercised stock options of Curaleaf, Inc. issued and outstanding under the 2011 and 2015 Equity Incentive Plans were converted to the option to receive an equivalent substitute option under the LTIP. The LTIP provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock and restricted stock units, performance awards, dividend equivalents, and other share-based awards. The number of SVS reserved for issuance under the LTIP is calculated as 10% of the aggregate number of SVS and MVS outstanding on an “as-converted” basis.

During the period ended December 31, 2021, management discovered an error related to disclosures around the number of share options and RSUs forfeited, expired, and outstanding which existed during the period ended September 30, 2021 as well. See further details regarding such restatements at Note 24 — Restatement and restated September 30, 2021 amounts below.

Stock option valuation

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes valuation model, where appropriate. In instances where stock options have performance or market conditions, the Company utilizes the Monte Carlo valuation model to simulate the various outcomes that affect the value of the option.

The weighted average inputs used in the measurement of the grant date fair values of the equity-settled share-based payment plans were as follows:

	September 30,
	2022		2021
Fair value at grant date	$3.69		$9.89
Share price at grant date	$7.39		$13.98
Exercise price	$7.35		$15.38
Expected volatility	69.8%		76.5%
Expected life	5.4	years	6.1	years
Expected dividends	—%		—%
Risk-free interest rate (based on government bonds)	1.1%		1.0%

Total intrinsic value of options exercised (in 000s)	$5,236		$65,569
Total fair value of shares vested (in 000s)	$18,022		$11,883
Aggregate intrinsic value of shares outstanding at the end of the period (in 000s)	$37,060		$143,420
Weighted-average remaining contractual term - shares exercisable	4.9	years	5.9	years
Weighted-average remaining contractual term - shares outstanding and vested	5.3	years	6.0	years

The expected volatility is estimated based on the historical volatility. Management believes this is the best estimate of the expected volatility over the expected life of its stock options. The expected life in years represents the period of time that options granted are expected to be outstanding. The expected term of stock options granted to non-employees is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

During the three and nine months ended September 30, 2022, the Company recorded share-based compensation in the amount of $5.2 million and $21.1 million, respectively, compared to $13.0 million and $31.0 million for the three and nine months ended September 30, 2021, respectively.

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Reconciliation of outstanding share options

The number and weighted-average exercise prices of share options under the LTIP were as follows:

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	2022	2022	2021	2021
Outstanding at January 1	23,578,470	$6.76	25,908,778	$4.14
Forfeited during the nine month period	(1,612,347)	13.26	(1,075,988)	7.66
Expired during the nine month period	(478,800)	4.66	(123,666)	7.52
Exercised during the nine month period	(763,303)	0.53	(5,220,499)	1.42
Granted during the nine month period	4,534,822	7.35	4,342,723	15.38
Outstanding at September 30	25,258,842	$6.68	23,831,348	$6.60
Options exercisable at September 30	18,641,477	$5.86	17,677,623	$4.68

Reconciliation of RSUs

The number of RSUs awarded under the LTIP were as follows:

	Number of RSUs
	2022	2021
Outstanding at January 1	2,876,413	2,452,338
Forfeited during the nine month period	(801,960)	(419,430)
Released during the nine month period	(1,219,514)	(889,491)
Granted during the nine month period	3,652,269	1,797,968
Outstanding at September 30	4,507,208	2,941,385
RSUs vested at September 30	—	—

Note 15 — Selling, general and administrative expense

Selling, general and administrative expenses consist of the following:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Selling, general and administrative expenses:
Salaries and benefits	$56,919	$49,301	$170,846	$135,169
Sales and marketing	10,781	10,824	31,038	31,606
Rent and occupancy	12,842	12,455	37,569	33,265
Travel	3,194	2,634	8,251	5,261
Professional fees	5,731	12,460	23,968	26,980
Office supplies and services	6,835	9,200	19,596	26,120
Other	12,617	10,822	35,439	24,355
Total selling, general and administrative expense	$108,919	$107,696	$326,707	$282,756

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Note 16 — Other income (expense), net

Other income (expense), net consists of the following:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
(Loss) gain on disposal of assets	$(236)	$(5,862)	$1,170	$(6,927)
Gain (loss) on investment	147	(2,315)	14,999	715
Gain on extinguishment of debt	—	—	1	4
Other income (expense), net	1,186	(292)	4,757	208
Total other income (expense), net	$1,097	$(8,469)	$20,927	$(6,000)

Note 17 — Earnings per share

Basic and diluted loss per share attributable to Curaleaf Holdings, Inc. was calculated as follows:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Numerator:
Net loss	$(54,156)	$(86,538)	$(114,182)	$(139,142)
Less: Net loss attributable to redeemable non-controlling interest	(2,767)	(3,220)	(4,415)	(6,161)
Net loss attributable to Curaleaf Holdings, Inc. — basic and diluted	$(51,389)	$(83,318)	$(109,767)	$(132,981)
Denominator:
Weighted average SVS outstanding — basic and diluted	709,638,533	703,545,262	709,802,875	695,830,455
Loss per share — basic and diluted	$(0.07)	$(0.12)	$(0.15)	$(0.19)

The Company’s potentially dilutive securities, which include stock options to purchase shares of the Company, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to shareholders is the same. The Company excluded the following potential shares, presented based on amounts outstanding at each period end, from the computation of diluted loss per share attributable to Curaleaf, Inc. for the periods indicated because including them would have had an anti-dilutive effect:

	Nine months ended September 30,
	2022	2021
Options to purchase SVS	25,258,842	23,831,348

During the period ended December 31, 2021, management discovered an error related to Select purchase price accounting, which resulted in a change in the EPS calculation for the nine month period ended September 30, 2021. See further details regarding such restatement at Note 24 — Restatement.

Note 18 — Segment reporting

The Company operates in one segment; the cultivation, production, and sale of cannabis via retail and wholesale channels. As of and during the year ended December 31, 2021, the Company operated in two segments; Cannabis and Non-Cannabis. During the period ended March 31, 2022, the Company reevaluated the Company’s operating structure and determined that the Non-Cannabis segment is no longer a relevant or material portion of the Company’s business. For comparability purposes, total segment metrics in the prior year disclosures should be considered to be representative of the Company’s one segment presentation in the current period.

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Note 19 — Commitments and contingencies

Indemnification agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners, and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors and senior management team that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnification agreements. The Company does not believe that the outcome of any claims under indemnification arrangements will have a material effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its Amended and Restated Interim Financial Statements.

Litigation

The Company is involved in claims or lawsuits that arise in the ordinary course of business. Accruals for claims or lawsuits are provided to the extent that losses are deemed both probable and estimable. Although the ultimate outcome of these claims or lawsuits cannot be ascertained, on the basis of present information and advice received from counsel, it is management’s opinion that the disposition or ultimate determination of such claims or lawsuits will not have a material adverse effect on the Company.

Among other legal disputes, the Company is currently, or was, involved in the following proceedings relating to material disputes:

Eagle Valley Holdings, LLC. On January 4, 2023, a Curaleaf subsidiary that purchased the Bloom assets in Arizona, filed suit against Eagle Valley Holdings, LLC, Q Business Consulting, LLC, LBSF, LLC, the sellers of the Bloom assets, and Edmond Vartughian, their designated representative, in Arizona Superior Court in Maricopa County, alleging breach of the contractual representations and warranties and fraudulent inducement of Curaleaf’s acquisition of the Bloom assets. The parties resolved the claims on March 21, 2023 and dismissed the suit. As part of the settlement agreement, the parties have agreed to reduce the future principal payments of the Bloom Notes (as hereinafter defined) by $10 million. The purchase price for Bloom was paid $69 million in cash on closing of the transaction, net of working capital adjustments, with the remaining approximately $160 million to be paid through the issuance of three promissory notes of $50 million, $50 million and $60 million due, respectively, on the first, second and third anniversary of closing of the transaction. Curaleaf has settled in full the $50 million note due January 2023 for $44 million and the principal of the $50 million note due January 2024 has been reduced by $4 million.

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Sentia Wellness. On January 6, 2022, Measure 8 Ventures, LP, and other purchasers of debentures from Sentia Wellness, Inc. (“Sentia”), filed suit against Nitin Khanna and six other former officers, directors, and/or advisors of Sentia in the Circuit Court of the State of Oregon for Multnomah County alleging violations of Oregon securities law by making false and misleading statements and omissions to induce the plaintiffs to purchase over $74 million of debentures in Sentia. On May 16, 2022, the defendants filed their answer to the plaintiffs’ complaint along with affirmative defenses and various counter-claims against the plaintiffs as well as claims against third-parties Curaleaf Holdings, Inc., Cura Partners, Inc., and other individuals. The third-party claims include claims for unjust enrichment, breach of fiduciary duty, and tortious interference in connection with Curaleaf’s acquisition of Cura Partners, Inc. The third-party complaint also alleges claims against Curaleaf Holdings, Inc. and Cura Partners, Inc. for indemnification as well as reimbursement and advancement of attorneys’ fees and expenses under Oregon law and Cura Partners, Inc.’s bylaws. Nitin Khanna and the third-party plaintiffs seek actual damages in an amount of $515 million and other relief. However, Curaleaf Holdings, Inc. and Cura Partners, Inc. were not targeted by all of the third-party plaintiffs claims. On October 25, 2022, Nitin Khanna and the third-party plaintiffs filed a stipulation of dismissal which was subsequently signed by the judge and which dismissed without prejudice all of their claims against Curaleaf Holdings, Inc. and Cura Partners, Inc. Mr. Clateman and Mr. Martinez have moved to dismiss all claims against them; the court has not yet scheduled argument on that motion.

Connecticut Arbitration. Pursuant to the Second Amended and Restated Operating Agreement of Doubling Road Holdings, LLC, the holders (the “Holders”) of a majority of the Series A-2 Units of Doubling Road Holdings had the right (the “Put Right”) to require that PalliaTech CT, LLC or any of its affiliates purchase all of the Series A-2 Units in exchange for shares of PalliaTech, Inc. (now Curaleaf, Inc.), the parent of PalliaTech CT, pursuant to a defined “Buy-Out Exchange Ratio.” On October 25, 2018, the Holders, the Company, and others entered into a Stipulation of Settlement in order to resolve a dispute with respect to the applicable Buy-Out Exchange Ratio for the Put Right. The Stipulation of Settlement provided, among other things, that PalliaTech CT purchased the Holders’ interests in exchange for (1) a payment of $40.1 million; (2) 4,755,548 SVS; and (3) the potential for additional equity in the Company depending on the results of a “Settlement Second Appraisal.” Pursuant to the Settlement Second Appraisal, dated December 12, 2019, and the terms of the Stipulation of Settlement, the Holders received 2,016,859 additional SVS. On January 23, 2020, the Holders filed claims in arbitration including for fraudulent inducement and breach of contract, relating primarily to a lock-up agreement that the Holders signed in connection with the Stipulation of Settlement. The hearing of the case took place in April 2022 and on September 6, 2022, the arbitrator issued a Final Partial Award dismissing all of the DRH plaintiffs’ claims and awarding costs of the arbitration to Curaleaf. The arbitrator issued a final award of the costs to be paid by the DRH plaintiffs to Curaleaf, and the immaterial reimbursement was received in the fourth quarter of 2022.

Securities Class Action. On August 5, 2019, a purported class action was filed against the Company, Joseph Lusardi, Neil Davidson, and Jonathan Faucher (“Defendants”) in the U.S. District Court for the Eastern District of New York on behalf of persons or entities who purchased or otherwise acquired publicly traded securities of the Company from November 21, 2018 to July 22, 2019. On January 6, 2020, an Amended Class Action Complaint was filed against the Defendants. The Amended Class Action Complaint alleges that the Defendants made materially false and/or misleading statements regarding the Company’s CBD products based on a July 22, 2019 letter received from the U.S. Food and Drug Administration (“FDA Letter”). According to the Amended Class Action Complaint, the FDA Letter states that several of the CBD products sold on the Company’s website were “misbranded drugs” in violation of the Federal Food, Drug, and Cosmetic Act. The Amended Class Action Complaint asserts claims (1) against all Defendants for alleged violations of Section 10(b) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (2) against Lusardi, Davidson, and Faucher for alleged violations of Section 20(a) of the Exchange Act. On March 6, 2020, Defendants filed a motion to dismiss arguing that the Amended Class Action Complaint failed to allege (1) any false or misleading statement or omission, (2) scienter, (3) any domestic transactions, or (4) control person liability. On February 15, 2021, the Company’s motion to dismiss was granted with prejudice.

Taxes

The Company records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. There is inherent uncertainty in quantifying income tax positions, especially considering the complex tax laws and regulations for federal, state and foreign jurisdictions in which the Company operates. The Company has recorded tax benefits for those tax positions where it is more likely than not that a tax benefit will result upon ultimate settlement with a tax authority that has all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will result, no tax benefit has been recognized in the Amended and Restated Interim Financial Statements.

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The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state and foreign jurisdictions, where applicable. The Company is currently in the Internal Revenue Service (the “IRS”) examination Appeals process for the tax years 2016, 2017, and 2018 and the Company’s subsidiary, Curaleaf North Shore, Inc. (formerly known as Alternative Therapies Group, Inc.) is in Tax Court related to an IRS examination for 2018. As of September 30, 2022 there is reasonable possibility that the unrecognized tax benefits will change within 12 months due to expirations of statute of limitations or audit settlements.

The IRS has proposed adjustments relating to the Company’s treatment of certain expenses under Section 280E of the Internal Revenue Code (“Section 280E”), however, the Company is defending its tax reporting positions before the IRS. The outcome of this audit remains unclear at this point. The Company also intends to litigate any further such challenges because it currently believes all of its other tax positions can be sustained under an IRS examination. The ultimate resolution of tax matters could have a material effect on the Company’s Amended and Restated Interim Financial Statements. As the IRS interpretations on Section 280E continue to evolve, the impact of any such challenges cannot be reliably estimated. The Company's tax years are still open under statute from December 31, 2016, to the present.

Note 20 — Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

The EMMAC Transaction (see Note 4 — Acquisitions) constituted a related party transaction within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) as a result of Measure 8 Ventures Management, LLC, an investment management company controlled by Boris Jordan, the Executive Chairman and control person of the Company (including funds managed by such entity, “Measure 8”), having an interest in the EMMAC Transaction by way of a profit interest and a convertible debt instrument which converted into shares of EMMAC representing 8% of EMMAC equity at closing of the EMMAC Transaction. Mr. Jordan owns a controlling interest in Measure 8 Management, LLC. The Company relied upon the exemptions provided under Sections 5.5(b) of MI 61-101 – Issuer Not Listed on Specified Markets and 5.7(1)(a) of MI 61-101 – Fair Market Value Not More the 25% of Market Capitalization from the requirements that the Company obtain a formal valuation of the EMMAC Transaction and that the EMMAC Transaction receive the approval of the minority shareholders of the Company.

The terms of the EMMAC Transaction and Curaleaf International Transaction were negotiated by management and advisors under guidance of, and unanimously recommended for approval by, a committee composed of members of the Board of Directors free from any conflict of interest with respect to the EMMAC Transaction and Curaleaf International Transaction (the “Special Committee”), all of which were independent members of the Board of Directors within the meaning of National Instrument 52-110 – Audit Committees. The Special Committee received a fairness opinion from the independent investment bank, Eight Capital, to the effect that, in its opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration paid by the Company as part of the EMMAC Transaction was fair, from a financial point of view, to the Company. The fee paid to Eight Capital in connection with the delivery of its fairness opinion was not contingent on the successful implementation of the EMMAC Transaction.

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The Company incurred the following transactions with related parties during the three and nine months ended September 30, 2022 and 2021.

	Related party transactions
	Three months ended September 30,		Nine months ended September 30,		Balance receivable (payable) as of
Transaction	2022	2021	2022	2021	September 30, 2022	December 31, 2021
Consulting fees (1)	$272	$92	$966	$548	$—	$—
Travel and reimbursement (2)	23	—	346	1,277	—	—
Rent expense reimbursement (3)	(42)	(42)	(125)	(96)	—	—
Equipment purchases (4)	—	1,300	—	2,726	—	—
Senior Secured Notes - 2026 (5)	239	—	705	—	(10,000)	(10,000)
Promissory Note - 2024 (5)	—	332	—	986	—	—
	$492	$1,682	$1,892	$5,441	$(10,000)	$(10,000)

(1) Consulting fees relate to real estate management and general advisory services provided by (i) Frontline Real Estate Partners, LLC, a company controlled by Mitchell Kahn, a Board Member, and in which Matt Darin, Chief Executive Officer, has a minority interest, as well as (ii) Measure 8 Venture Management, LLC, an investment company controlled by Boris Jordan, Executive Chairman and control person of the Company (including funds managed by such entity, “Measure 8”). There are on-going contractual commitments related to these transactions. The total consulting fees paid to Measure 8 were immaterial and $0.6 million for the three and nine months ended September 30, 2022 and were immaterial and $0.3 million for the three and nine months ended September 30, 2021, respectively. The total consulting fees paid to Frontline Real Estate Partners, LLC were $0.2 million and $0.4 million for the three and nine months ended September 30, 2022 and were immaterial and $0.3 million for the three and nine months ended September 30, 2021, respectively.

(2) Travel and reimbursement relate to payments made to Measure 8 for reimbursements of certain expenses incurred. There are on-going contractual commitments related to these transactions

(3) The Company recognized a rent expense credit for a sublease between Curaleaf NY LLC and Measure 8 and rent expense for a lease between GR Companies, Inc. and FREP Elm Place II, LLC, a company owned in part by Mr. Kahn. Both arrangements represent on-going contractual commitments based on executed leases.

(4) The Company purchased hemp processing equipment from Sentia Wellness. Sentia Wellness is a Cannabidiol company that was formerly associated with Select, prior to the acquisition by Curaleaf. Mr. Jordan and Cameron Forni, former Select President, have interests in Sentia Wellness.

(5) Baldwin Holdings, LLC, in which Joseph F. Lusardi, the Company’s Executive Vice Chairman, owns a direct equity interest held $10 million of the total $475 million of Senior Secured Notes – 2026. The Company recognized interest expense related to the portion of the Senior Secured Notes - 2026 held by Baldwin Holdings, LLC. The Promissory Note – 2024 previously held by Baldwin Holdings, LLC, was exchanged for Senior Secured Notes – 2026 as part of the private placement of Senior Secured Notes – 2026 completed by the Company in December 2021. As a result of this exchange, the Company repaid the notes, including interest and prepayment penalty. For three and nine months ended September 30, 2021, the Company recognized interest expense under the Promissory Note - 2024. For the three and nine months ended September 30, 2022, the Company recognized interest expense under the Senior Secured Notes - 2026, some of which are attributable to Baldwin Holdings, LLC. The Senior Secured Notes – 2026 held by Baldwin Holdings, LLC contain certain repayment and interest components that represent on-going contractual commitments with this related party.

Note 21 — Fair value measurements and financial risk management

The Company’s financial instruments consist of cash, restricted cash and cash equivalents, notes receivable, accounts payable, accrued expenses, long-term debt, and redeemable non-controlling interest contingency. The fair values of cash, restricted cash, notes receivable, accounts payable, and accrued expenses approximate their carrying values due to the relatively short-term to maturity. The Company’s long-term notes payable carrying value at the effective interest rate approximates fair value.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

The Company’s assets measured at fair value on a nonrecurring basis include investments, long-lived assets, indefinite-lived intangible assets and goodwill. The Company reviews the carrying amounts of such assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable or at least annually for indefinite-lived intangible assets and goodwill. Any resulting asset impairment would require that the asset be recorded at its fair value. The resulting fair value measurements of the assets are considered to be Level 3 measurements.

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There have been no transfers between fair value levels during the nine months ended September 30, 2022 and the year ended December 31, 2021.

	Fair value measurements as of September 30, 2022 using:
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$197,681	$—	$—	$197,681
Contingent consideration liabilities	—	—	27,281	27,281
	$197,681	$—	$27,281	$224,962

	Fair value measurements as of December 31, 2021 using:
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$299,329	$—	$—	$299,329
Contingent consideration liabilities	—	—	37,994	37,994
	$299,329	$—	$37,994	$337,323

Level 1

Cash and cash equivalents, net accounts receivable, accounts payable and accrued liabilities, notes payable, investments, and other current assets and liabilities represent financial instruments for which the carrying amount approximates fair value.

Level 2

The fair value of deferred consideration relates to the Tryke acquisition as discussed above in Note 4 – Acquisitions. Consideration to be paid in cash on the first, second, and third anniversaries of the closing date was valued with a discount rate, consisting of the Company’s credit spread and a risk-free rate, of 18.2%, 18.0%, and 17.8% respectively. The liabilities will accrete in value until the payment due date with changes in the value recorded through interest expense within the Company’s Amended and Restated Condensed Interim Consolidated Statements of Operations. Additional deferred cash consideration relates to the pending litigation as discussed above in Note 4 — Acquisitions.

Level 3

The fair value of contingent consideration is based upon the following Level 3 inputs:

•	HMS – present value of the $2 million loan bearing an interest rate of 4.8% per annum discounted at 92.7%.

•	MEOT – present value of the potential cash earn-out of $2 million based upon MEOT’s achievement of certain earnings targets discounted at 4.22%.

•	EMMAC – present value of EMMAC’s achievement regulatory approval for recreational cannabis and meeting certain revenue targets in the U.K. market as discussed in Note 4 — Acquisitions. The following discount rates were utilized in the determination of the present value of the liabilities resulting in gain on revaluation of contingent consideration of $0.7 million for the nine-months ended September 30, 2022.

◦	Regulatory approval for recreational cannabis – 1.8% 2021 and 11.6% 2022.

◦	Revenue targets in the U.K. market – 1.8% in 2021 and 11.2% in 2022.

•	Los Sueños – present value of Los Sueños’ achievement of enhanced tier licensing. Discount rates of 1.7% and 2.1%, for the first and second tranche of shares, respectively, were utilized in the determination of the present value of the liabilities resulting in a gain on revaluation of contingent consideration of $2.7 million for the nine months ended September 30, 2022.

•	Sapphire – present value of Sapphire’s achievement of certain revenue, script, and active patient count milestones during 2022 as discussed in Note 4 — Acquisitions.

•	Four20 – present value of Curaleaf’s shares to be issued utilizing a discount rate of 16.4% and 16.2% for the first and second tranche of shares to be issued, respectively as of September 30, 2022.

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Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s notes and accounts receivable. The maximum credit exposure at September 30, 2022 and 2021 is the carrying amount of cash and cash equivalents, accounts receivable and notes receivable. The Company does not have significant credit risk with respect to its customers. All cash and cash equivalents are placed with major U.S. financial institutions.

The Company provides credit to its wholesale and management services agreement (“MSA”) customers in the normal course of business and has established processes to mitigate credit risk. The amounts reported in the Amended and Restated Condensed Interim Consolidated Balance Sheets are net of allowances for credit losses, estimated by the Company’s management based on prior experience and its assessment of the current economic environment. The Company reviews its trade receivable accounts regularly and reduces amounts to their expected realizable values by adjusting the allowance credit losses when management determines that the account may not be fully collectible. The Company applies ASC 310 – Receivables for the measurement of expected credit losses, which uses an expected loss allowance model for all trade receivables. The Company has not adopted standardized credit policies, but rather assesses credit on a customer-by-customer basis in an effort to minimize those risks.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due.

In December 2021, the Company closed a private placement of Senior Secured Notes - 2026, for aggregate gross proceeds of $475 million to the Company. The notes bear interest on the unpaid principal amount at a rate of 8% per annum, compounded semi-annually and payable in arrears on June 15th and December 15th of each year during the term of the notes; the first of which will be June 15, 2022. The Note Indenture governing the Senior Secured Notes - 2026 contains numerous positive and negative covenants of the Company. If the Company breaches a covenant under the Note Indenture, the trustee may, under certain circumstances, accelerate the maturity of the principal amount outstanding or realize on the collateral granted by the Company over its assets. A breach of covenant under the Note Indenture could have a material adverse impact on the Company’s financial position.

In connection with the Bloom acquisition, the Company issued secured promissory notes to the former Bloom owners in the aggregate of $160 million, which mature over three years. The first and second set of notes each total $50 million and mature in January 2023 and 2024; each bear interest at the rate of 6% per annum and interest payments are due quarterly.

The final set of promissory notes are convertible promissory notes with a principal amount totaling $60 million, which mature in January 2025 and bear interest at a rate of 4% per annum. Interest payments are not required until maturity, when all principal and accrued interest will be due. At the option of the sellers of Bloom, the third set of promissory notes may be paid by the Company issuing SVS at maturity. All three notes may be prepaid without penalty.

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In addition to the commitments outlined in Note 11 — Notes payable and Note 19 — Commitments and contingencies, the Company has the following gross remaining contractual obligations:

	< 1 Year	1 to 3 Years	Total
For the period ended September 30, 2022:
Accounts payable	$78,739	$—	$78,739
Accrued expenses	94,583	—	94,583
Other current liabilities	30,168	—	30,168
Contingent consideration liability	23,482	3,799	27,281
Other long-term liability	—	95,548	95,548
	$226,972	$99,347	$326,319

	< 1 Year	1 to 3 Years	Total
For the period ended December 31, 2021:
Accounts payable	$26,751	$—	$26,751
Accrued expenses	86,966	—	86,966
Other current liabilities	12,168	—	12,168
Contingent consideration liability	9,155	28,839	37,994
Other long-term liability	—	50,429	50,429
	$135,040	$79,268	$214,308

The Company is monitoring the impacts of COVID-19 closely, and although liquidity has not been materially affected by the COVID-19 outbreak to date, the ultimate severity of the outbreak and its potential future impact on the economic environment is uncertain. Given the current uncertainty of the future economic environment, the Company has taken additional measures in monitoring and deploying its capital to minimize the negative impact on liquidity. For more information, see Note 2 — Basis of presentation, “COVID-19 estimation uncertainty”.

Currency Risk

The operating results and financial position of the Company are reported in U.S. dollars. Some of the Company’s financial transactions have been and may be denominated in currencies other than the U.S. dollar. The results of the Company’s operations are subject to currency transaction and translation risks.

As of September 30, 2022 and 2021, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company’s notes receivable and financial debts have fixed rates of interest and are carried at amortized cost. The Company does not account for any fixed-rate financial assets or financial liabilities at fair value, therefore, a change in interest rates at the reporting date would not affect profit or loss.

Capital Management

The Company’s objectives when managing capital are to ensure that there are adequate capital resources to safeguard the Company’s ability to continue as a going concern and maintain adequate levels of funding to support its ongoing operations and development such that it can continue to provide returns to shareholders and benefits for other stakeholders.

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The capital structure of the Company consists of items included in shareholders’ equity and debt, net of cash and cash equivalents. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the Company’s underlying assets. The Company plans to use existing funds, as well as funds from the future sale of products to fund operations and expansion activities.

Note 22 — Variable interest entities

The following tables presents the summarized financial information about the Company’s consolidated VIEs which are included in the Amended and Restated Condensed Interim Consolidated Balance Sheets as of September 30, 2022 and 2021 and in the Amended and Restated Condensed Interim Consolidated Statements of Operations for the three and nine months ended September 30, 2022 and 2021. All of these entities were determined to be VIEs as the Company possesses the power to direct activities through MSAs or financing arrangements.

The following table presents summarized financial information about the Company’s VIEs as of September 30, 2022 and December 31, 2021:

	As of
	September 30, 2022			December 31, 2021
	Primary Organic Therapy, Inc.	Remedy Compassion Center, Inc.	Other VIEs	Primary Organic Therapy, Inc.	Remedy Compassion Center, Inc.	Other VIEs
Included in Amended and Restated Condensed Interim Consolidated Balance Sheets:
Current assets	$38,150	$20,220	$9,087	$24,768	$12,900	$2,991
Non-current assets	34,299	7,281	13,532	31,526	7,113	10,403
Current liabilities	61,385	28,093	9,984	45,710	18,876	6,631
Non-current liabilities	3,668	1,137	8,289	4,162	1,277	4,239
Equity attributable to Curaleaf Holdings, Inc.	7,396	(1,728)	4,345	6,423	(140)	2,523

The following table presents summarized financial information about the Company’s VIEs for the three and nine months ended September 30, 2022 and 2021:

	Three months ended September 30,
	2022			2021
	Primary Organic Therapy, Inc.	Remedy Compassion Center, Inc.	Other VIEs	Primary Organic Therapy, Inc.	Remedy Compassion Center, Inc.	Other VIEs
Included in Amended and Restated Condensed Interim Consolidated Statements of Operations:
Revenues	$2,631	$2,667	$6,266	$3,348	$3,415	$7,156
Net loss	(514)	1,313	1,826	217	(1,168)	1,686
Less: Net loss attributable to non-controlling interest	—	—	—	—	—	—
Net loss attributable to Curaleaf Holdings, Inc.	(514)	1,313	1,826	217	(1,168)	1,686

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	Nine months ended September 30,
	2022			2021
	Primary Organic Therapy, Inc.	Remedy Compassion Center, Inc.	Other VIEs	Primary Organic Therapy, Inc.	Remedy Compassion Center, Inc.	Other VIEs
Included in Amended and Restated Condensed Interim Consolidated Statements of Operations:
Revenues	$9,931	$7,718	$1,586	$8,109	$7,760	$7,156
Net loss	(710)	(153)	(514)	1,903	(1,178)	1,686
Less: Net loss attributable to non-controlling interest	—	—	—	—	—	—
Net loss attributable to Curaleaf Holdings, Inc.	(710)	(153)	(514)	1,903	(1,178)	1,686

Other Non-material VIEs

As of September 30, 2022, VIEs included in the Other VIEs are CLF MD Processing and LLC and Broad Horizon Holdings, LLC. As of December 31, 2021, the VIE included in the Other VIEs is CLF MD Processing, LLC.

Note 23 — Revenue disaggregation

The following table presents the disaggregation of total revenue for the three and nine months ended September 30, 2022 and 2021:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Revenues:
Retail revenue	$259,652	$224,543	$737,709	$634,366
Wholesale revenue	78,901	90,615	242,485	251,257
Other	1,173	541	3,656	1,689
Total revenue	$339,726	$315,699	$983,850	$887,312

Note 24 — Restatement

Select Acquisition

During the period ended December 31, 2021, management discovered an error related to purchase accounting that was identified subsequent to the measurement period for the Select acquisition. The Company purchased Select for its brand recognition in order to position the Company for its next phase of growth in the wholesale and recreational cannabis markets. Management determined that the Company’s initial identification and measurement of licenses and service agreements as the primary intangible assets acquired was not reflective of the purpose of the acquisition, and therefore updated purchase accounting to reflect the Select tradename as the primary asset acquired. The restatement resulted in an overall decrease in the value of intangible assets identified, which in turn also resulted in a decrease in the related deferred tax liability and amortization expense. The reduction in the consideration transferred allocated to intangible assets and deferred tax liability resulted in a net increase to goodwill, while the decrease in amortization expense increased pre-tax book income which resulted in an increase in tax expense (see adjustments below). As the discovery was made outside of the acquisition measurement period, in accordance with ASC 805, the Company considered this change as an error related to the allocation of purchase consideration, and retrospectively updated purchase accounting to identify, distinguish, and revalue the separately identifiable intangible assets acquired in accordance with ASC 805.

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Adjustments have been retrospectively made to the comparative period for the three and nine months ended September 30, 2021. The financial statements for the periods as of and ended between March 31, 2020 and September 30, 2021 were not adjusted and refiled at the time of discovery of the error, rather the comparative period as of and for the year ended December 31, 2020 was corrected with the filing of the Annual Financial Statements for the period ending December 31, 2021 filed on March 7, 2022 and available under the Company’s profile at www.sedar.com. The comparative period as of and for the three and nine months ending September 30, 2021 has been corrected herein, and the three and six month periods ending March 31, 2021 and June 30, 2021, respectively, were corrected with the Amended and Restated Interim Financial Statements for the periods such ended filed on May 7, 2022 and August 9, 2022, respectively, and are available under the Company’s profile at www.sedar.com.

The effects of the immaterial restatement on the Amended and Restated Interim Financial Statements for the three and nine months ended September 30, 2021 are summarized below:

Amended and Restated Condensed Interim Consolidated Statements of Operations – 2021 Restatement

	Three months ended September 30,			Nine months ended September 30,
	2021	Adjustments	2021	2021	Adjustments	2021
Revenues:
Retail and wholesale revenues	$315,158	$—	$315,158	$885,623	$—	$885,623
Management fee income	541	—	541	1,689	—	1,689
Total revenues	315,699	—	315,699	887,312	—	887,312
Cost of goods sold	172,673	—	172,673	464,206	—	464,206
Gross profit	143,026	—	143,026	423,106	—	423,106
Operating expenses:
Selling, general and administrative	107,696	—	107,696	282,756	—	282,756
Share-based compensation	12,982	—	12,982	31,031	—	31,031
Depreciation and amortization	24,789	(2,393)	22,396	68,415	(7,179)	61,236
Total operating expenses	145,467	(2,393)	143,074	382,202	(7,179)	375,023
Income from operations	(2,441)	2,393	(48)	40,904	7,179	48,083
Other income (expense):
Interest income	129	—	129	495	—	495
Interest expense	(15,385)	—	(15,385)	(39,296)	—	(39,296)
Interest expense related to lease liabilities	(6,303)	—	(6,303)	(19,435)	—	(19,435)
Loss on impairment	(5,672)	—	(5,672)	(5,672)	—	(5,672)
Other expense, net	(8,469)	—	(8,469)	(6,000)	—	(6,000)
Total other expense, net	(35,700)	—	(35,700)	(69,908)	—	(69,908)
Loss before provision for income taxes	(38,141)	2,393	(35,748)	(29,004)	7,179	(21,825)
Income tax expense	(50,790)	—	(50,790)	(117,317)	—	(117,317)
Net loss	(88,931)	2,393	(86,538)	(146,321)	7,179	(139,142)
Less: Net loss attributable to non-controlling interest	(3,220)	—	(3,220)	(6,161)	—	(6,161)
Net loss attributable to Curaleaf Holdings, Inc.	$(85,711)	$2,393	$(83,318)	$(140,160)	$7,179	$(132,981)

Loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.12)	$—	$(0.12)	$(0.20)	$0.01	$(0.19)
Weighted average common shares outstanding – basic and diluted	703,545,262	—	703,545,262	695,830,455	—	695,830,455

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Amended and Restated Condensed Interim Consolidated Statements of Cash Flows – 2021 Restatement

	Nine months ended September 30,
	2021	Adjustments	2021
Cash flows from operating activities:
Net Loss	$(146,321)	$7,179	$(139,142)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	93,351	(7,179)	86,172
Share-based compensation	31,031	—	31,031
Non-cash interest expense	4,642	—	4,642
Amortization of operating lease right-of-use assets	10,364	—	10,364
Loss on impairment	9,289	—	9,289
Loss on sale or retirement of asset	92	—	92
Deferred taxes	(24,727)	—	(24,727)
Changes in assets and liabilities:
Receivables	(1,269)	—	(1,269)
Inventories	(87,838)	—	(87,838)
Prepaid expenses and other current assets	(15,022)	—	(15,022)
Other assets	10,983	—	10,983
Accounts payable	(1,895)	—	(1,895)
Income taxes payable	18,905	—	18,905
Operating lease liabilities	(9,079)	—	(9,079)
Accrued expenses	61,095	—	61,095
Net cash provided by (used in) operating activities	(46,399)	—	(46,399)

Cash flows from investing activities:
Purchase of property, plant and equipment, net	(117,361)	—	(117,361)
Proceeds from sale of entities	29,828	—	29,828
Proceeds from consolidation of acquisitions	12,879	—	12,879
Acquisition related cash payments	(7,800)	—	(7,800)
Amounts advanced for notes receivable, net of payments received	1,587	—	1,587
Net cash used in investing activities	(80,867)	—	(80,867)

Cash flows from financing activities:
Proceeds from financing agreement	57,196	—	57,196
Minority interest investment in Curaleaf International	84,795	—	84,795
Debt issuance costs	(681)	—	(681)
Acquisition escrow shares returned and retired	(7,730)	—	(7,730)
Minority interest buyouts	(1,190)	—	(1,190)
Proceeds from financing transactions	23,153	—	23,153
Lease liability payments	(3,048)	—	(3,048)
Principal payments on notes payable and financing liabilities	(9,832)	—	(9,832)
Remittances of statutory withholdings on share-based payment awards	(14,447)	—	(14,447)
Exercise of stock options	4,061	—	4,061
Issuance of common shares, net of issuance costs	240,569	—	240,569
Net cash provided by financing activities	372,846	—	372,846

Net (decrease) increase in cash	245,580	—	245,580
Cash beginning balance	73,542	—	73,542
Effect of exchange rate on cash	(1,932)	—	(1,932)
Cash and cash equivalents	$317,190	$—	$317,190

Non-cash investing & financing activities:
NCI equity buyout	$3,579	$—	$3,579
Issuance of shares in connection with acquisitions	(185,979)	—	(185,979)
Cash paid for EMMAC to former EMMAC owners by minority interest holder	126,844	—	126,844
Contingent consideration incurred in connection with acquisitions	35,858	—	35,858
Equity Issuance	(1,262)	—	(1,262)

Supplemental disclosure of cash flow information:
Cash paid for taxes	$83,610	$—	$83,610
Cash paid for interest	33,439		33,439

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Number of Share Options & RSUs

Management determined that prior period financial statements needed to be restated to correct an error related to disclosures around the number of share options and RSUs forfeited, expired, and outstanding as of September 30, 2021 and December 31, 2021.

Adjustments have been retrospectively made to the comparative period as of and for the nine months ended September 30, 2021, to reflect mandatory disclosures associated with the reconciliation of share options and RSUs. Refer to Note 14 — Share-based payment arrangements of these Amended and Restated Interim Financial Statements for disclosures that reflect these adjustments. The correction of this error did not result in any changes to the Company’s Amended and Restated Condensed Interim Consolidated Balance Sheets, Amended and Restated Condensed Interim Consolidated Statements of Operations, or Amended and Restated Condensed Interim Consolidated Statements of Cash Flows.

Note 25 — Subsequent events

On April 10, 2023, the Company completed the acquisition of Deseret Wellness, the largest cannabis retail operator in Utah, in a cash and stock transaction valued at approximately $20 million. The issuance of the SVS to be issued in consideration for the acquisition will only occur, and will only be priced, ten trading days following the release of the Company’s annual financial statements for the year ended December 31, 2022, subject to compliance with securities laws.

On April 13, 2023, the Board of the New Jersey Cannabis Regulatory Commission (the “CRC Board”), at its regularly scheduled meeting, failed to renew the Company’s cannabis adult use licenses for cultivation and processing as well as two of its three dispensaries in the State (the CRC Board’s failure to renew did not affect the Company’s medical cannabis licenses), despite the conclusion by the CRC director and staff that Curaleaf had met the conditions for license renewal and their recommendation for renewal. The Company appealed this decision on April 14, 2023 and, on April 17, 2023, after a required 48-hour waiting period, filed with the NJ Court for an injunction to maintain its licenses. The same day, prior to the review of the application for an injunction by the court, the CRC Board held an emergency meeting that resulted in the renewal of the Company’s licenses, subject to certain conditions. If the CRC Board determines that Curaleaf has failed to satisfy these conditions, the CRC Board may, subject to normal due process, issue any penalties allowable under applicable regulations, which may include fines or the revocation of the renewed licenses. For additional information, please refer to the material change report dated April 22, 2023, a copy of which is available on SEDAR (www.sedar.com) under the Company’s profile.

On January 26, 2023, the Company announced its planned closure of a majority of its operations in California, Colorado and Oregon, as well as the consolidation of its cultivation and processing operations in Massachusetts to a single facility in Webster, resulting in the closure of its Amesbury facility. These planned closures represent a strategic shift in the Company’s operations that is anticipated to have a major effect on the Company’s operations and financial results. The financial effect of these closures is not readily known at the time of this filing. The planned closures of these operations did not meet the ASC 205 held for sale criteria as of the balance sheet date, accordingly these entities were not classified as held for sale or discontinued operations as of December 31, 2022.

See Note 4 — Acquisitions for information regarding the Tryke acquisition and the acquisition of Deseret Wellness LLC, Note 6 — Assets and liabilities held for sale for information regarding the exercise of the option for the Illinois Exit Payment by the former owners of Grassroots, and information related to the settlement of the Eagle Valley Holdings, LLC lawsuit at Note 19 — Commitments and contingencies.

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